UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated March 29, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A

110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-________

Enclosures: Rhodia Group Notes to the financial statements for the year ended December 31, 2005

Rhodia Group

Notes to the financial statements

for the year ended December 31, 2005

Rhodia – Notes to the financial statements for the year ended December 31, 2005	2

Rhodia – Notes to the financial statements for the year ended December 31, 2005	3

A. Consolidated income statements

			For the year ended December 31,
(in millions of euros)	Note	2005	2004
Net sales	5	5,085	4,693
Other revenue	5	460	453
Cost of sales		(4,620)	(4,408)
Administrative and selling expenses		(574)	(513)
Research and development expenses		(124)	(138)
Restructuring costs	8	(87)	(169)
Goodwill impairment	7	–	(60)
Other operating income/(expenses)	9	(43)	(46)
Operating profit/(loss)		97	(188)
Finance income	10	127	121
Finance costs	10	(496)	(455)
Foreign exchange gains/(losses)	10	(67)	67
Share of profit/(losses) of associates	17	–	3
Loss before income tax		(339)	(452)
Income tax expense	11	(49)	(102)
Loss from continuing operations		(388)	(554)
Loss from discontinued operations	12	(227)	(78)
Net loss		(615)	(632)
Attributable to:
Equity holders of Rhodia SA		(616)	(641)
Minority interests		1	9
Loss per share from continuing operations (in euro) –
basic and diluted	13	(0.60)	(1.19)
Weighted average number of shares before and after dilution		645,635,891	471,607,727
Loss per share (in euro) –
basic and diluted	13	(0.95)	(1.36)
Weighted average number of shares before and after dilution		645,635,891	471,607,727

Rhodia – Notes to the financial statements for the year ended December 31, 2005	4

B. Consolidated balance sheets

Assets			At December 31,
(in millions of euros)	Note	2005	2004
Property, plant and equipment	14	2,135	2,245
Goodwill	15	244	226
Other intangible assets	16	154	139
Investments in associates	17	4	3
Other non-current financial assets	19	164	226
Deferred tax assets	20	83	99
Non-current assets		2,784	2,938
Inventories	21	630	701
Income tax receivable		20	14
Trade and other receivables	22	1,188	1,260
Derivative financial instruments	27	42	36
Other current financial assets	23	5	5
Cash and cash equivalents	24	920	612
Assets classified as held for sale	12	57	–
Current assets		2,862	2,628
TOTAL ASSETS		5,646	5,566

Rhodia – Notes to the financial statements for the year ended December 31, 2005	5

Liabilities and equity			At December 31,
(in millions of euros)	Note	2005	2004
Share capital		1,177	628
Additional paid-in capital		570	807
Other reserves		141	12
Deficit		(2,580)	(1,993)
Equity attributable to equity holders of Rhodia SA		(692)	(546)
Minority interests		26	25
Total equity	25	(666)	(521)
Borrowings	26	1,975	2,250
Retirement benefits and similar obligations	28	1,269	1,038
Provisions	29	297	216
Deferred tax liabilities	20	34	55
Other non-current liabilities		46	51
Non-current liabilities		3,621	3,610
Borrowings	26	1,039	721
Derivative financial instruments	27	14	49
Retirement benefits and similar obligations	28	81	74
Provisions	29	204	237
Income tax payable		31	38
Trade and other payables	30	1,271	1,358
Liabilities associated with assets classified as held for sale	12	51	–
Current liabilities		2,691	2,477
TOTAL EQUITY AND LIABILITIES		5,646	5,566

Rhodia – Notes to the financial statements for the year ended December 31, 2005	6

C. Consolidated statements of recognized income and expense

			For the year ended December 31,
(in millions of euros)	Note	2005	2004
Currency translation differences and other movements		125	(9)
Gains/(losses) on cash flow hedges		4	(2)
Actuarial gains/(losses) on retirement benefits		(248)	(1)
Tax impact of items taken to equity		13	–
Net expense directly recognized in equity		(106)	(12)
Net loss		(615)	(632)
Total recognized income and expense		(721)	(644)
Attributable to:
Equity holders of Rhodia SA		(722)	(652)
Minority interests		1	8

Rhodia – Notes to the financial statements for the year ended December 31, 2005	7

D. Consolidated statement of changes in equity

			Other reserves
(in millions of euros)	Share capital	Additional paid-in capital	Cash flow hedge reserve	Translation reserve	Legal reserve	Deficit	Total	Minority interests	Total
At January 1, 2004	179	2,513	(7)	0	32	(3,058)	(341)	27	(314)
Appropriation of earnings/(loss)		(1,706)				1,706	0		0
Share capital increase	449					(2)	447		447
Net loss						(641)	(641)	9	(632)
Income and expense directly recognized in equity			(2)	(11)		2	(11)	(1)	(12)
Acquisition of minority interests								(10)	(10)
At December 31, 2004	628	807	(9)	(11)	32	(1,993)	(546)	25	(521)
Appropriation of earnings/(loss)		(264)				264	0		0
Share capital increase	549	27					576		576
Net loss						(616)	(616)	1	(615)
Income and expense directly recognized in equity			4	125		(235)	(106)		(106)
At December 31, 2005	1,177	570	(5)	114	32	(2,580)	(692)	26	(666)

Rhodia – Notes to the financial statements for the year ended December 31, 2005	8

E. Consolidated statements of cash flows

		For the year ended December 31,
(in millions of euros)	2005	2004
Net loss	(616)	(641)
Adjustments for:
Depreciation, amortization and impairment of non-current assets	518	750
Net increase/(decrease) in provisions and employee benefits	25	110
Net increase/(decrease) in financial provisions	133	103
Share of profit/(loss) of associates	–	65
Dividends received from associates	–	–
Other income and expense	(2)	7
Gain/(loss) on disposal of non-current assets	22	(258)
Income tax expense/(income)	20	60
Foreign exchange losses/(gains)	110	(91)
Net cash flow from operating activities before changes in working capital	210	105
Changes in working capital
- (Increase)/decrease in inventories	91	(52)
- (Increase)/decrease in trade and other receivables	62	74
- Increase/(decrease) in trade and other payables	(26)	(22)
- Increase/(decrease) in other current assets and liabilities	(199)	(98)
Net cash from operating activities	138	7
Purchases of property, plant and equipment	(254)	(221)
Purchases of other non-current assets	(32)	(27)
Proceeds on disposal of non-current assets	51	652
(Purchases of)/repayments of loans and financial investments	24	(107)
Net cash (used by) / from investing activities	(211)	297
Proceeds from issue of shares, net of costs	576	447
Dividends paid	–	–
New non-current borrowings, net of costs	1,228	980
Repayments of non-current borrowings, net of costs	(1,285)	(987)
Net increase/(decrease) in current borrowings	(176)	(926)
Net cash (used by) / from financing activities	343	(486)
Effect of foreign exchange rate changes	38	(4)
Net increase/(decrease) in cash and cash equivalents	308	(186)
Cash and cash equivalents at the beginning of the year	612	798
Cash and cash equivalents at the end of the year	920	612

Rhodia – Notes to the financial statements for the year ended December 31, 2005	9

F. Notes to the consolidated financial statements

1.	General information

Rhodia SA and its subsidiaries (“Rhodia” or the “Group”) produce, market and develop specialty chemicals in three business areas: Performance Materials, Applications Chemistry and Organics and Services.

Rhodia has offices worldwide, particularly in Europe, the United States, Brazil and China.

Rhodia SA is a public limited company registered and domiciled in France. Its registered office is located at Paris – La Défense.

The company is listed on the Euronext Paris and the New York Stock Exchange.

These consolidated financial statements were approved on February 28, 2006 by the Board of Directors.

2.	Principal accounting methods
2.1.	Accounting standards

The Group’s consolidated financial statements for the year ended December 31, 2005 were prepared for the first time in accordance with IFRS (International Financial Reporting Standards), as adopted by the European Union.

The IFRS accounting standards include IFRS, IAS (International Accounting Standards) and IFRIC (International Financial Reporting Interpretations Committee) interpretations.

The standards and interpretations adopted for the preparation of the 2005 consolidated financial statements and the 2004 comparative consolidated financial statements are those published in the Official Journal of the European Union (OJEU) at December 31, 2005 and whose application is mandatory as of this date or those standards and interpretations which Rhodia has chosen to apply early.

The principles adopted with respect to the implementation of IFRS 1 First-time adoption of international financial reporting standards and the impacts arising from the differences with the French accounting principles previously applied to the Group’s financial position, financial performance and cash flows are analyzed in Note 38.

2.2.	Basis for preparation of the consolidated financial statements

The consolidated financial statements for the year ended December 31, 2005 are presented in millions of euros, unless otherwise indicated.

The Group’s consolidated financial statements were prepared on a historical cost basis, with the exception of derivative instruments and financial assets held for trading or classified as available for sale, which are measured at fair value.

Non-current assets and groups of assets held for sale are measured at the lower of their net carrying amount or their fair value, less costs to sell.

The preparation of the consolidated financial statements in accordance with the IFRS conceptual framework requires the use of estimates and assumptions which have an impact on the amounts recorded in the consolidated financial statements. The final amounts are likely to differ from the estimates used in preparing the consolidated financial statements. Management is also required to exercise its judgment when applying the accounting methods.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	10

The accounting methods outlined below have been consistently applied to all the periods presented in the consolidated financial statements, and for the preparation of the IFRS opening consolidated balance sheet at January 1, 2004 for IFRS transition purposes.

Standards, interpretations and amendments for early adopted standards

The standards, interpretations and amendments for the current standards applicable to the accounting periods beginning on or after January 1, 2006 that were adopted early by the Group are:

•

Amendment to IAS 19 Employee benefits (published in the OJEU on November 24, 2005 and applicable at January 1, 2006). This amendment allows for the immediate recognition of actuarial gains and losses relating to post-employment benefits in equity and provides for the presentation of new disclosures in the notes.

•

IFRIC 4 Determining whether an arrangement contains a lease (published in the OJEU on November 24, 2005 and applicable at January 1, 2006). This interpretation provides guidance for determining whether an arrangement constitutes, in substance, a lease that should be accounted for in accordance with IAS 17 Leases.

Standards, interpretations and amendments to standards already published, but not yet mandatory at December 31, 2005

Amendment of IAS 39 Financial instruments: recognition and measurement - Transition and initial recognition of financial assets and financial liabilities and IFRS 4 Insurance contracts relating to financial guarantees. The Group estimates that these amendments should not have a material impact on the value of its commitments.

IFRS 7 Financial instruments: disclosures. Having assessed the impact of IFRS 7, the Group concluded that the main additional disclosures will focus on market risk sensitivity. The Group will adopt IFRS 7 as of January 1, 2007.

Amendment to IAS 1 Presentation of the financial statements – capital disclosures. The Group will adopt the amendment to IAS 1 as of January 1, 2007.

2.3.	Consolidation principles

Subsidiaries

Subsidiaries over which Rhodia exercises control, directly or indirectly, are fully consolidated. Control is the power to govern the financial and operating policies of an entity or business so as to obtain benefits from its activities. The consolidated financial statements include the assets, liabilities and income and expenses of these companies. Rhodia is presumed to exercise control when it acquires, directly or indirectly, more than 50% of the entity’s voting rights. To assess this control, potential voting rights that are immediately exercisable or convertible are taken into consideration, including those held by other entities.

Special purpose entities that are, in substance, controlled by Rhodia and in which the Group does not have an equity investment are considered subsidiaries.

Joint ventures

The companies over which Rhodia exercises a joint control in accordance with contractual arrangements are proportionately consolidated. The consolidated financial statements include the Group’s share in the assets, liabilities, income and expenses of these companies.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	11

Associates

The companies over which Rhodia exercises significant influence, but not control, are accounted for using the equity method.

Pursuant to the equity method, the Group determines whether it is necessary to recognize any additional impairment loss with respect to the Group’s net investment in the associate. The Group’s share in the profit or loss of the associate is reflected in the income statement. When a change is recognized directly in the equity of the associate, the Group recognizes its share in the change and, where applicable, discloses the information in the statement of changes in equity.

The profits and losses of companies acquired during the period are consolidated from the date of obtaining control or significant influence. The profits and losses of companies divested during the period are consolidated until the date of losing control or significant influence.

Transactions eliminated in the consolidated financial statements

All transactions between consolidated companies are eliminated to the extent of the investment reflected in the consolidated financial statements. Losses arising from the transactions between consolidated companies that represent an impairment loss are not eliminated.

3.	Accounting policies
3.1.	Translation of the transactions and financial statements of foreign companies

The Group’s consolidated financial statements are prepared in euros, which is the functional and presentation currency of the parent company.

Translation of foreign currency transactions

The functional currency of the Group’s companies is generally the local currency. Foreign currency transactions are translated by subsidiaries in their functional currency using the exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in a foreign currency are translated at the closing rate. The corresponding exchange differences are recognized in finance income or costs except for those relating to loans and borrowings, which, in substance, form part of the net investment in a foreign subsidiary and are recognized, net of tax, in the translation reserve, until the disposal of the net investment when they are recognized in profit or loss.

Non-monetary assets and liabilities denominated in a foreign currency and measured at historical cost are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in a foreign currency and measured at fair value are translated using the exchange rates at the date when the fair value was determined.

Translation of the financial statements of foreign companies

The financial statements of foreign consolidated companies, whose functional currency is not the euro, are translated as follows:

•	Assets and liabilities are translated at the official closing rates,
•	Income and expenses are translated at the average rate for the period, excluding major exchange rate fluctuations, which is considered similar to the exchange rates at the date of the transactions,

Rhodia – Notes to the financial statements for the year ended December 31, 2005	12

	•	All resulting exchange differences are recognized in equity under translation reserve.
3.2.	Property, plant and equipment

Assets owned by the Group

The property, plant and equipment owned by Rhodia are recognized as assets at its acquisition cost when the following criteria are satisfied:

•	It is probable that the future economic benefits associated with the asset will flow to Rhodia, and
•	The cost of the asset can be reliably measured.

Items of property, plant and equipment are carried on the consolidated balance sheet at cost less accumulated depreciation and impairment. The cost of an item of property, plant and equipment comprises its purchase or production cost and any costs directly attributable to shipping, installing and setting-up its operation, including, where necessary, the interim interest accrued during the construction period.

The items of property, plant and equipment were not revalued in the consolidated balance sheet at January 1, 2004 prepared in accordance with IFRS and are recognized separately using the component approach as assets with different useful lives.

Items of property, plant and equipment are derecognized from the consolidated balance sheet on disposal or when no future economic benefits are expected from their use or disposal. The gain or loss on derecognition (the difference between the proceeds and the carrying amount) is recognized in profit or loss in the period of derecognition.

Subsequent expenditures

Subsequent expenditures incurred for the replacement of a component of an item of property, plant and equipment are only recognized as an asset when they satisfy the general criteria mentioned above.

Otherwise, these expenditures are recognized in the income statement as incurred.

On account of its industrial activities, Rhodia incurs expenditures for major repairs over several years for most of its sites. The purpose of these expenditures is to maintain the proper working condition of certain installations without altering their useful life. These expenditures are considered a specific component of the item of property, plant and equipment and are amortized over the period during which the economic benefits flow, i.e. the period between the major repairs.

Depreciation

Land is not depreciated. Other items of property, plant and equipment are depreciated using the straight-line method over the estimated useful life. The estimated useful lives are as follows:

Buildings	10 – 40 years
Plant and equipment
Machinery and equipment	5 – 15 years
Other equipment	3 – 15 years
Vehicles	4 – 20 years
Furniture	10 – 15 years

Rhodia – Notes to the financial statements for the year ended December 31, 2005	13

Certain specific items of property, plant and equipment may have a depreciation period based on a different useful life than those listed above. The residual values and useful lives are reviewed and, where necessary, adjusted annually or when there are permanent changes in operating conditions.

Dismantling costs

Dismantling and restoration costs are included in the initial cost of an item of property, plant and equipment if the Group has a legal or constructive obligation to dismantle or restore.

Generally, Rhodia does not have any current legal or constructive obligation to dismantle and/or restore its operating sites in accordance with IAS 37 Provisions, contingent liabilities and contingent assets, as such obligation may arise upon the discontinuation of a site’s activities. Therefore, Rhodia has not set aside to date any provisions for dismantling costs or the components relating to the dismantling of its operating installations.

Leased assets

Leases, including those falling within the scope of IFRIC 4 Determining whether an arrangement contains a lease are considered finance leases if they transfer to Rhodia substantially all of the risks and rewards incidental to ownership of the leased assets. An asset acquired by Group under a finance lease is recognized at fair value at the lease inception date, or, if lower, the present value of the minimum lease payments. The corresponding debt is recognized in financial liabilities.

The recognized asset is depreciated over its useful life using the method described above.

Government grants

Government grants which cover totally or partially the cost of an item of property, plant and equipment are recognized on a systematic basis in the income statement over the useful life of the assets.

3.3.	Goodwill

Goodwill is the excess of the cost of an acquisition over the Group’s share of the fair values of the entity’s net identifiable assets at the acquisition date.

Goodwill arising from an associate is included in the investment under “Investments in associates.”

The fair value of assets and liabilities acquired in the twelve months following the acquisition may be corrected or adjusted. Goodwill is therefore adjusted retrospectively.

Goodwill is not amortized but is tested for impairment annually or more frequently when events or changes in circumstances indicate a possible impairment.

To test for impairment, goodwill is allocated to the cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination. Impairment losses are, where necessary, recognized in operating profit or loss and are irreversible.

The profit or loss on the disposal of a business includes the carrying amount of goodwill of the disposed business.

Negative goodwill is immediately recognized in the income statement.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	14

3.4.	Other intangible assets

Research and development

Research expenditures are expensed as incurred.

Development expenditures arising from the application of research findings to a plan or design for the production of new or substantially improved products and processes are recognized as an intangible asset when the Group can demonstrate (i) its intention and financial and technical ability to complete the development of the asset, (ii) how the intangible asset will generate probable future economic benefits for the Group and (iii) that the cost of the asset can be reliably measured.

Capitalized expenditures comprise employee expenses, the cost of materials and services directly attributed to the projects, and an appropriate share of overheads. Capitalized expenditures are amortized once the relevant products are sold or the relevant industrial processes are used over the estimated term of the economic benefits expected to flow from the project.

These expenditures are tested for impairment if there is indication of a loss in value and annually for projects currently in development.

Other development expenditures are expensed as incurred.

Other intangible assets

Other intangible assets are carried at cost in the consolidated balance sheet including, where necessary, the interim interest accrued during the development period, less accumulated amortization and impairment losses. They mainly concern patents, trademarks and software.

The expenditures incurred by the Group for the development of software intended for its own use are capitalized when the economic benefits expected to flow from the use of the software over one year exceeds its cost.

Intangible assets with finite useful lives are amortized using the straight-line method over their expected period of use. Amortization methods and useful lives are reviewed at least once a year. The estimated useful lives are as follows:

•	Patents and trademarks over an average useful life of twenty-five years,
•	Software over a useful life of three to five years.

Intangible asset with indefinite useful lives are tested for impairment annually or more frequently if there is an indication of a loss in value (see Note 7.1).

Subsequent expenditures on intangible assets are capitalized only if they increase the future economic benefits associated with the specific asset. Other expenditures are expensed as incurred.

Specific treatment of greenhouse gas emission allowances

Under the Kyoto Protocol, Europe has undertaken to reduce its greenhouse gas emissions. A greenhouse gas emission trading scheme, calculated in tons of carbon dioxide equivalent, was set up in France by order 2004-330 of April 15, 2004.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	15

French operators with installations considered to discharge greenhouse gases into the atmosphere were allocated emission allowances in consideration for the obligation to deliver allowances equal to their actual emissions.

These allowances were granted under the national allocation plan with an initial trading period of three years beginning January 1, 2005. The emissions delivered during the initial trading period were for no consideration and are valid throughout the initial trading period if not used. Allowances may be freely traded upon allocation and may be purchased or sold, especially if too many or too few allowances are allocated with respect to actual emissions.

In the absence of any specific regulation due to withdrawal by the IASB of IFRIC interpretation 3 Emission rights relating to the recognition of gas emission allowances and pending clarifications by the IASB and the IFRIC, Rhodia recognizes emission allowances using the following method:

•

Initial recognition: the allocated emission allowances, measured at market value at the date of allocation, are recognized as other intangible assets with the corresponding government grant recognized in liabilities.

•

Subsequent recognition: The grant is recognized in the income statement on a straight-line basis over the trading period (in the absence of seasonal discharges). In addition, a liability corresponding to the allowances to be delivered is recognized and an expense representing gas emissions is recognized in the income statement. This liability is measured at the initial value of allowances allocated or purchased and, where necessary, at market value up to the number of allowances held at closing over the number of allowances to be delivered.

•	Allowances delivered for the emissions for the period: at the effective date of delivery, the intangible asset and the corresponding liability are derecognized.
•	Sales of allowances: the gains or losses arising on the sale of allowances are recognized in the income statement under cost of sales.

Surplus allowances remaining in assets are tested for impairment annually and more frequently should there be indications of impairment.

3.5.	Impairment of property, plant and equipment, goodwill and other intangible assets

Impairment is tested annually and more frequently if there are indications of a loss in value for goodwill and other intangible assets with indefinite useful lives, and for items of property, plant and equipment and intangible assets with finite useful lives if there is an indication of a loss in value.

To test for impairment, assets are grouped in cash-generating units (CGUs), in accordance with IAS 36 Impairment of assets. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill is tested for CGUs or groups of CGUs that benefit from the synergies of the acquisition.

For these tests, Rhodia compares the net carrying amount with the recoverable amount of the assets. The recoverable amount is the higher of fair value less costs to sell or its value in use. Value in use is the present value of the future cash flows expected to be derived from a CGU or group of CGUs after taking into account, where necessary, all other relevant information. The discount rate is calculated using the average cost of capital reflecting current market assessments of the time value of money and the risks specific to the asset tested.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	16

The discount rates are post-tax rates applied to post-tax cash flows and their use results in the calculation of recoverable amounts identical to those obtained by applying pre-tax rates to pre-tax cash flows, as required by IAS 36.

An impairment loss is recognized in the income statement where the carrying amount of a CGU or group of CGUs exceeds its recoverable amount. The impairment loss is first recognized for the goodwill allocated to the CGU or groups of CGUs tested and then to the other assets of the CGU or group of CGUs on a pro rata basis to their carrying amount.

This allocation should not reduce the carrying amount of an individual asset below its fair value, value in use or zero. Impairment losses recognized for goodwill cannot be reversed, contrary to the impairment of depreciable property, plant and equipment and amortizable intangible assets.

In the event of a reversal of an impairment loss, the adjustment to the carrying amount of the asset should not exceed the carrying amount of the asset that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. After an impairment loss or a reversal of an impairment loss is recognized, the depreciation (amortization) charge for the asset is adjusted for future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life.

3.6.	Financial assets

Purchases and sales of financial assets are recognized at the date of transaction on which Rhodia is committed to the purchase or sale of the asset. At initial recognition, the financial assets are carried in the balance sheet at fair value plus the transaction costs directly attributable to the acquisition or issue of the asset (except for the class of financial assets measured at fair value through profit or loss for which such costs are recognized in profit or loss).

Financial assets are derecognized once the rights to future cash flows have expired or been transferred to a third party and once Rhodia has transferred substantially all the risks and rewards or control of these assets.

Financial assets with a maturity (or expected holding period) exceeding one year are classified as non-current financial assets. Short-term investments that do not meet the definition of a cash equivalent in IAS 7 and financial assets with a maturity of less than one year are classified as current financial assets.

At initial recognition, Rhodia classifies financial assets into one of the four categories provided in IAS 39 Financial instruments: recognition and measurement according to the purpose of the acquisition.

Financial assets at fair value through profit or loss

These are financial assets classified as held for trading that the Group has acquired principally for the purpose of selling in the near term. Derivatives are also classified as held for trading unless they are designated effective hedging instruments. They are measured at fair value and subsequent changes in fair value are recognized in profit or loss.

Shares in monetary collective investment undertakings are classified as financial assets at fair value through profit or loss.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in a regulated market. They are recognized at amortized cost using the effective interest rate method. An impairment loss is recognized where the carrying amount exceeds the estimated recoverable amount.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	17

This category includes operating receivables, deposits and guarantees and loans.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that Rhodia has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method and impaired for loss in value.

The cost is the amount at which the financial asset is measured at initial recognition minus principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. For financial assets carried at amortized cost, a gain or loss is recognized in profit or loss when the financial asset is derecognized or impaired, and through the amortization process.

Available-for-sale financial assets

These are non-derivative financial assets that are designated as available for sale or are not classified under another category. They are measured at fair value, with changes in fair value recognized in equity. When available-for-sale assets are sold or there is objective evidence that the assets are impaired, the changes in fair value that were recognized directly in equity are transferred to profit or loss.

For quoted securities, fair value represents a market price. For unquoted securities, fair value represents a reference to recent arm’s length market transactions between knowledgeable, willing parties, or a valuation technique commonly used by market participants demonstrated to provide reliable estimates, or discounted cash flow analysis. However, if the fair value of a security cannot be reasonably estimated, the security is maintained at historical cost.

This category mainly comprises non-consolidated investments.

Impairment of financial assets

A financial asset or a group of financial assets is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one of more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets.

3.7.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is determined by using the weighted average cost or first-in, first-out (FIFO) method.

Finished goods and work-in-progress are measured at the cost of production which takes into account, in addition to the cost of raw materials and supplies, the costs incurred in bringing the inventories to their present location and condition and an allocation of overheads excluding administrative overheads. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	18

3.8.	Trade and other receivables

Trade and other receivables are initially recognized at fair value, which in most cases corresponds to their nominal amount. The carrying amount is subsequently measured at amortized cost using the effective interest rate method, less any impairment provisions. Short-term receivables with no stated interest rate are recognized at their nominal amount unless the effect of market rate discounting is material.

If there is objective evidence of impairment or if there is a risk that Rhodia may not recover the contractual amounts (principal plus interest) at the contractual maturity dates, an impairment loss is recognized in the income statement. This provision is equal to the difference between the carrying amount and the estimated future recoverable cash flows, discounted at the initial effective interest rate.

Asset securitization program

As part of its normal business, Rhodia may, especially under the trade receivable securitization program, use special purpose entities, such as dedicated conduits. In accordance with interpretation SIC 12 Consolidation – special purpose entities, Rhodia includes in its consolidated financial statements the entities over which in substance the Group exercises control. The receivables sold directly to a factor or under a securitization program without the use of special purpose entities are not derecognized if Rhodia retains substantially all of the risks and rewards associated with the transferred receivables or the control of these receivables.

3.9.	Other current financial assets

Other current financial assets comprise short-term investments held for trading or, where necessary, available for sale, which do not satisfy the definition of cash equivalents.

3.10	Cash and cash equivalents

Cash and cash equivalents comprise cash funds, demand deposits, mutual funds (within the meaning of the French market regulator) and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value with a maturity of less than three months at the date of acquisition. Term deposits are measured at amortized cost, while monetary mutual funds are measured at fair value through profit or loss.

3.11.	Non-current assets or groups of assets classified as held for sale

Non-current assets or groups of assets held for sale are classified separately in the balance sheet under assets classified as held for sale and liabilities associated with assets classified as held for sale and are measured at the lower of net carrying amount or fair value less costs to sell.

They are no longer depreciated (amortized) when classified in this category.

If the sale exceeds the framework of an identifiable asset and involves a group of assets and associated liabilities which Rhodia intends to sell in a single transaction, this group is classified as being held for sale, without any offsetting of assets and liabilities.

In addition, if, at the balance sheet date, the IFRS 5 criteria has been met, then the net results of the operations sold or to be sold and, where necessary, disposal gains and impairment losses subsequent to the measurement of the net assets at fair value less costs to sell, are disclosed in the consolidated income statement under profit or loss from discontinued operations.

In accordance with IFRS 5, the comparative consolidated income statements of prior periods are reclassified so that the profit or loss from discontinued operations reflects, for these periods, the operating profit or loss of the assets sold or to be sold at the balance sheet date for the latest period presented.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	19

3.12.	Income taxes

The tax expense or tax benefit for the period includes current tax and deferred tax. Tax is recognized in profit or loss unless it relates to items that are directly recognized in equity, in which case tax is recognized in equity.

Current tax is the amount of income taxes payable in respect of the taxable income of the current period and also includes adjustments to the current tax for previous periods.

Deferred taxes are calculated by tax entity using the balance sheet liability method on the temporary differences between the carrying amount of assets and liabilities and their tax basis, including assets held by Rhodia under finance leases.

The measurement of deferred tax assets and liabilities is based on how the Group expects to recover or settle the carrying amount of the assets and liabilities, by using, under the liability method, tax rates adopted or virtually adopted at the balance sheet date.

A deferred tax asset is recognized or maintained in assets only where it is probable that the Group will have future taxable income to which the asset can be allocated.

A deferred tax liability corresponding to the unrecoverable taxes on the undistributed profits of associates is recognized unless it is anticipated that these reserves will be permanently held by the subsidiaries.

In accordance with IAS 12 Income taxes, deferred taxes and liabilities are not discounted.

Deferred tax assets and liabilities are offset for each tax entity.

3.13.	Borrowings

All borrowings are initially recognized at cost, corresponding to the fair value of the consideration received less borrowing costs. Subsequently, the borrowings are recognized at amortized cost, using the effective interest rate method, the difference between the cost and the amount of repayment being recognized in the income statement over the term of the borrowing.

The effective interest rate is the rate used to calculate the initial carrying amount of the borrowing by discounting future cash payments or receipts through its term. The initial carrying amount comprises transaction costs and any issue premiums.

3.14.	Derivatives

The Group uses derivatives (interest rate swaps, currency futures, commodity options and swaps and energy purchase and sale contracts) to hedge its exposure to foreign exchange, interest rate and commodity risk arising from its operating, financing and investing activities. Derivatives are initially measured at fair value. Changes in fair value are recognized in the income statement under finance income or costs unless they are designated as hedging instruments. They are in this case measured and recognized in accordance with the hedge accounting criteria in IAS 39 Financial instruments: recognition and measurement.

Hedge accounting is applicable if:

•	The hedging relationship is clearly documented at inception, and

Rhodia – Notes to the financial statements for the year ended December 31, 2005	20

•	The effectiveness of the hedging relationship is demonstrated prospectively and retrospectively at each period-end.

The Group distinguishes between three possible hedging relationships:

•

Cash flow hedge: the change in the value of the effective portion of the derivative is recognized in a separate component of equity. It is reclassified to profit or loss under a heading corresponding to the hedged item and when the item is recognized in profit or loss or the Group no longer expects the hedged transaction to be realized. However, the change in value corresponding to the ineffective portion of the derivative is recognized directly in the income statement. When the expected transaction gives rise to the recognition of a non-financial asset or liability, the cumulative changes in the fair value of the hedging instrument previously recognized in equity are included in the initial measurement of the asset or liability.

•	Fair value hedge: the change in the value of the derivative and the hedged item for the portion attributable to the hedged risk is recognized in profit or loss in the same period.
•

Hedge of a net investment in a foreign entity: it is recognized in the same way as a cash flow hedge. The changes in the fair value of the hedging instrument are recognized in equity for the effective portion of the hedging relationship, while the changes in fair value relating to the ineffective portion of the hedge are recognized in profit or loss from financial items. Upon disposal of the net investment in the foreign entity, all changes in fair value of the hedging instrument previously recognized in equity are transferred to the other operating income and expenses heading in the income statement.

3.15.	Provisions for retirement benefits and similar obligations

The Group’s employees are offered various short-term and post-employment benefits as a result of legislation applicable in certain countries and contractual agreements entered into by the Group with its employees. These benefits are classified under defined benefit or defined contribution plans.

(a) Defined contribution plans:

Defined contribution plans involve the payment of contributions to a separate entity, thus releasing the employer from any subsequent obligation, as the separate entity is responsible for paying the amounts due to the employee. Once the contributions have been paid, no liability is shown on Rhodia’s consolidated financial statements.

(b) Defined benefit plans:

Defined benefit plans concern all post-employment benefits plans other than defined contribution plans. Rhodia is required to provide for the benefits to be paid to active employees and pay former employees. Actuarial and investment risk fall, in substance, upon the Group.

These plans mainly concern:

•	retirement benefits: pension plans, termination benefits, other retirement commitments and supplemental benefits,
•	other long-term employee benefits: long-service benefits, and
•	other employee benefits: post-employment medical care.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	21

Taking into account projected final salaries (projected credit unit method) on an individual basis, pension, supplemental retirement and termination benefits are measured by applying a method using assumptions involving the discount rate, expected long-term return on plan assets specific to each country, life expectancy, turnover, wages, annuity revaluation, medical cost inflation and discounting of sums payable. The assumptions specific to each plan take into account the local economic and demographic contexts.

The amount recorded under employee benefits and other post-employment benefits corresponds to the difference between the present value of future obligations and the fair value of the plan assets intended to hedge them, less, where necessary, any unamortized past service cost. If this calculation gives rise to a net commitment, an obligation is recorded in liabilities. If the measurement of the net obligation gives rise to surplus for the Group, the asset recognized for this surplus may not exceed the net total of any unrecognized past service cost and the present value of any future plan refunds or any reduction in future contributions to the plan.

Rhodia elected for the early adoption of the amendment to IAS 19. Hence, the actuarial gains and losses on post-employment benefits arising from experience adjustments and changes in actuarial assumptions are recognized directly in equity for the period in which they occur in consideration of the increase or decrease in the obligation. They are disclosed in the consolidated statement of income and expenses for the period. The actuarial gains and losses relating to other long-term benefits are fully recognized in profit or loss for the period in which they occur.

The interest costs on retirement benefits and similar obligations and the financial income from the expected return on plan assets are disclosed in profit or loss from financial items.

The amendment or introduction of a new post-employment or other long-term benefit plan may increase the present value of the defined benefit obligation for services rendered in previous periods, otherwise known as past service cost. This past service cost is expensed on a straight-line basis over the average period until the corresponding benefits are vested by employees. The benefits vested upon adoption or amendment of the plan are immediately expensed in the period.

The actuarial calculations of retirement and similar benefits are performed by independent actuaries.

3.16.	Share-based payment

Rhodia has set up stock subscription plans for certain employees.

In accordance with the exemptions of IFRS 2, Share-based payment, the services received by employees with regard to the granting of options are expensed in the income statement with a corresponding adjustment to equity. The expense corresponds to the fair value of the stock purchase or subscription options and is recognized on a straight-line basis in the income statement over the option vesting periods.

The fair value of the options is measured at the grant date, using the Black & Scholes model, taking into account, in particular, expected volatility, the expected life and estimated forfeiture rate of the options. The expense recognized in the income statement is only modified if the effect of the actual forfeiture rate is material.

In accordance with IFRS 2, only the plans granted after November 7, 2002 that are not yet vested at January 1, 2005 are measured and recognized in employee expense.

3.17.	Provisions

A provision is recognized when Rhodia has a legal or constructive obligation as a result of a past event, which can be reliably measured, and whose settlement is expected to result in an outflow of economic resources for Rhodia.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	22

Provisions are discounted in order to take into account market assessments of the time value of money, where the effect of this value is material.

Environmental liabilities

Rhodia analyses its environmental risks annually and takes into account, for interim balance sheet dates, any changes requiring the corresponding provisions to be considerably re-estimated.

Rhodia recognizes provisions for environmental risks where there is a legal or constructive obligation that is expected to result in an outflow of resources and can be reliably measured. Rhodia measures these provisions to the best of its knowledge of applicable regulations, the nature and extent of the pollution, clean-up techniques and other available information. The estimated future cash flows are discounted in order to take into account market assessments of the time value of money for each geographical area, where the effect is material, using risk and inflation-free interest rates. The impact of interest rate fluctuations is recognized in other operating expenses in the income statement. The interest expense (interest accretion) is recognized in finance costs in the income statement.

Restructuring

Restructuring comprises all measures designed to permanently adapt structures, production and employees to economic changes. A provision for restructuring costs is recognized when the Group has approved a detailed formal plan and has either started to implement the plan, or announced its main features to the public.

Restructuring costs include severance pay, compensation for the early termination of operating leases and all exit costs arising from restructurings, including impairment losses recognized on discontinued assets due to the closure of a site or operation. They are recognized net of reductions in employee benefits upon the loss of these benefits by employees.

3.18.	Trade and other payables

Trade and other payables are measured at fair value on initial recognition, which in most cases corresponds to the nominal value, and then at amortized cost. Short-term borrowings with no stated interest rates are recognized at their nominal amount unless the effect of market rate discounting is material.

3.19.	Net sales and other revenue

Net sales and other revenue are measured at the fair value of the consideration received or receivable, net of returns, rebates and trade benefits granted and sales tax, once the risks and rewards inherent to the ownership of the goods has been transferred to the customers or the service has been rendered. No net sales are recognized where there is a substantial uncertainty as to (i) the recoverability of the consideration receivable, (ii) the costs incurred or to be incurred related to the service or (iii) the possible return of the goods upon cancellation of the purchase, and where the Group remains involved in the management of the goods. Net sales comprise the sales of goods (goods and goods for resale) and value-added services corresponding to Rhodia’s know-how. Other revenue includes the provision of services primarily corresponding to the rebilling of costs incurred on behalf of third parties and commodity and utility trading transactions, or other net sales deemed as incidental by the Group (e.g. temporary contracts following the sale of businesses).

3.20.	Other operating income and expenses

Other operating income and expenses include the gains or losses on disposal of non-current assets where they do not relate to operations sold or held for sale which are disclosed under profit or loss from discontinued operations in the consolidated income statement. They also include environmental costs relating to closed sites or ceased activities.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	23

3.21.	Operating profit or loss

Operating profit or loss corresponds to all income and expenses not arising from financing activities, associates, discontinued operations and income tax.

3.22.	Finance income and costs

Finance costs comprise the interest on borrowings calculated using the effective interest rate method, the systematic amortization of transaction costs relating to credit lines, borrowing prepayment or credit line cancellation costs and the discounting cost of non-current liabilities.

Finance income comprises cash income or dividends.

Net foreign exchange gains or losses and the changes in fair value of derivatives, where the latter are recognized in the income statement, are presented respectively in finance income or costs, with the exception of changes in fair value of derivatives which are recognized on the same line item as the hedged transaction.

All interest on borrowings is recognized in finance costs as incurred, with the exception of interest arising from the acquisition, construction and production of a designated intangible asset or item of property, plant and equipment that is capitalized in the cost of the asset in accordance with the alternative treatment authorized by IAS 23 Borrowing costs.

3.23.	Earnings per share

Basic earnings per share is calculated by dividing net profit or loss by the average number of ordinary shares outstanding during the period, after deduction of the shares owned by Rhodia.

Diluted earnings per share is calculated by taking into account in the average number of ordinary outstanding shares the dilutive effect of all existing convertible instruments (stock option plans) and the value of the goods or services receivable for each stock purchase or subscription option.

Rhodia also discloses basic and diluted earnings per share for continued and discontinued operations.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	24

Notes to the consolidated income statement

The following information concerns continuing operations, with the exception of Note 6 on employee expenses. Information on discontinued operations is presented in Note 12.

4.	Segment information

Rhodia is organized into enterprises corresponding to its business segments. Following the creation of Novecare which encompasses the former enterprises Phosphorus, Phosphates and Food (PPF) and Home, Personal Care and Industrial Ingredients (HPCII) on January 1, 2005, Rhodia was transformed from an organization with 9 enterprises to an organization comprising the following 8 enterprises:

•	Novecare corresponding to the former enterprises Phosphorus, Phosphates and Food (PPF) and Home, Personal Care and Industrial Ingredients (HPCII),
•	Silcea corresponding to the former enterprise Rare Earths, Silicones, Silica Systems (RE3S),
•	Coatis corresponding to the former enterprise Performance Products for Multifunctional Coatings (PPMC),
•	Polyamide, whose group structure remains unchanged
•	Acetow, whose group structure remains unchanged
•	Eco Services, whose group structure was reduced to the North American business, as the European section Rhodia Energy Services relating to the supply of energy was transferred to Corporate and Other
•	Organics, corresponding to the former enterprise Perfumery, Performance and Agro (PPA),
•	Rhodia Pharma Solutions (RPS), whose group structure remains unchanged
•	Corporate and Other, which also includes in 2005 the activities of Rhodia Energy Services

Rhodia – Notes to the financial statements for the year ended December 31, 2005	25

Information by business segment

(in millions of euros)	Pharma Solutions	Organics	Polyamide	Novecare	Eco Services	Acetow	Coatis	Silcea	Corporate and Other	Group
2005

Net sales	172	349	1,749	935	209	410	582	810	80	5,296
Other revenue	3	43	123	8	7	3	76	25	543	831
Inter-company sales - Net sales	(5)	(1)	(132)	(10)			(32)	(29)	(2)	(211)
Inter-company sales – Other revenue	(1)	(21)	(19)	(1)			(55)	(4)	(270)	(371)
External net sales	167	348	1,617	925	209	410	550	781	78	5,085
External Other revenue	2	22	104	7	7	3	21	21	273	460
Operating profit/(loss)	(10)	4	132	53	36	65	0	20	(203)	97
Profit/(loss) from financial items										(436)
Share of profit/(losses) of associates										–
Income tax expense										(49)
Profit/(loss) from continuing operations										(388)
Recurring EBITDA (1)	1	26	249	96	57	100	26	102	(62)	595

(1) Recurring EBITDA: Operating profit or loss prior to depreciation, amortization and impairment, restructuring costs and other operating income and expenses.

2005 Corporate and Other

The net sales in the Corporate and Other column mainly comprise sales from the trading activity, which consists of the purchase and resale by the Group’s international sales network of products from the Group’s other segments or third-party partners in the chemicals industry (€78 million at December 31, 2005). Other revenue mainly comprises the internal and third party energy sales of Rhodia Energy Services of €250 million and €165 million, respectively, at December 31, 2005.

The loss from operations in this business segment was primarily attributable to the low margin on trading activities, the profit generated by Rhodia Energy Services, the expenses of the Group’s Corporate functions and departments (€(89) million at December 31, 2005), restructuring costs relating to the Group’s reorganization (€(31) million at December 31, 2005), and finally expenses relating to the recognition of additional environmental provisions for discontinued sites and activities and disposal gains and losses (€(42) million at December 31, 2005).

Inter-segment transactions are performed at arm’s length under normal market conditions.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	26

(in millions of euros)	Pharma Solutions	Organics	Polyamide	Novecare	Eco Services	Acetow	Coatis	Silcea	Corporate and Other	Group
2004
Net sales	176	337	1,558	928	201	395	482	748	118	4,943
Other revenue	2	20	105	39	6	11	31	25	393	632
Inter-company sales - Net sales	(6)	(14)	(130)	(44)			(24)	(33)	3	(248)
Inter-company sales – Other revenue	(1)	(7)	(3)	(12)			(27)	(1)	(130)	(181)
External net sales	170	323	1,428	884	201	395	458	715	119	4,693
External other revenue	1	13	102	27	6	11	4	24	265	453
Operating profit/(loss)	(87)	(50)	70	72	35	74	(25)	(36)	(241)	(188)
Profit/(loss) from financial items										(267)
Share of profit/(losses) of associates			7					(4)		3
Income tax expense										(102)
Profit/(loss) from continuing operations										(554)
Recurring EBITDA (1)	1	19	193	106	57	110	15	62	(38)	525

(1) Recurring EBITDA: Operating profit or loss prior to depreciation, amortization and impairment, restructuring costs and other operating income and expenses.

2004 Corporate and Other

The net sales in the Corporate and Other column mainly comprises the sales from the trading activity, which consists of the purchase and resale by the Group’s international sales network of products from the Group’s other segments or third-party partners in the chemicals industry (€123 million at December 31, 2004). Other revenue mainly comprises the internal and third party energy sales of Rhodia Energy Services of €146 million and €128 million, respectively, at December 31, 2004.

The loss from operations in this segment was primarily attributable to the low margin from trading activities, the profit generated by Rhodia Energy Services that manages the Group’s energy supplies, the expenses of the Group’s Corporate functions and departments (€(88) million at December 31, 2004), restructuring costs relating to the Group’s reorganization initiated at the end of 2003 (€(111) million at December 31, 2004), and finally expenses relating to the recognition of additional environmental provisions for the Group’s discontinued sites and activities (€(69) million at December 31, 2004).

Rhodia – Notes to the financial statements for the year ended December 31, 2005	27

Depreciation, amortization and impairment for the period by business segment break down as follows:

(in millions of euros)	Pharma Solutions	Organics	Polyamide	Novecare	Eco Services	Acetow	Coatis	Silcea	Corporate and Other	Group
At December 31, 2005

Depreciation, amortization and impairment	(9)	(30)	(101)	(36)	(21)	(34)	(20)	(63)	(56)	(370)
At December 31, 2004

Depreciation, amortization and impairment	(85)	(40)	(116)	(39)	(30)	(26)	(16)	(99)	(81)	(532)

At December 31, 2005 and 2004, assets, liabilities and capital expenditure by business segment break down as follows:

(in millions of euros)	Pharma Solutions	Organics	Polyamide	Novecare	Eco Services	Acetow	Coatis	Silcea	Corporate and Other	Group
At December 31, 2005
Assets	95	245	1,277	611	238	319	302	699	1,860	5,646
Liabilities	42	191	523	225	62	185	229	221	3,968	5,646

Capital expenditures	10	22	58	24	19	27	44	36	46	286
At December 31, 2004
Assets	214	250	1,241	583	185	301	369	743	1,680	5,566
Liabilities	66	217	494	258	47	185	230	225	3,844	5,566

Capital expenditures	13	12	55	22	20	29	17	32	48	248

Segment assets comprise intangible assets, property, plant and equipment, inventories, and trade receivables. Segment liabilities comprise provisions for contingencies and losses, trade and notes payable and other current liabilities.

The capital expenditures incurred during the period comprise the acquisition costs of property, plant and equipment and intangible assets, including those arising from business combinations.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	28

4.1.	Information by geographical area

Total net sales and other revenue by geographical area break down as follows:

(in millions of euros)	2005	2004
France	987	798
Rest of Europe	1,803	1,890
North America	1,040	933
South America	685	599
Asia and other countries	1,030	926
Total	5,545	5,146

Net sales by geographical area are calculated according to the customer’s geographical location.

Total assets according to their geographical location break down as follows:

Assets
(in millions of euros)	At December 31, 2005	At December 31, 2004
France	2,726	2,676
Rest of Europe	879	1,133
North America	811	735
South America	706	537
Asia and other countries	524	485
Total	5,646	5,566

The costs incurred in 2004 and 2005 for the acquisition of segment assets (property, plant and equipment and intangible assets), based on the assets’ geographical location, are as follows:

(in millions of euros)	At December 31, 2005	At December 31, 2004
France	150	116
Rest of Europe	51	49
North America	37	39
South America	29	26
Asia and other countries	19	18
Total	286	248

5.	Net sales and other revenue

(in millions of euros)	2005	2004
Net sales	5,085	4,693
Other revenue	460	453
Total	5,545	5,146

Rhodia – Notes to the financial statements for the year ended December 31, 2005	29

6.	Employee expenses

This information is presented prior to the reclassification of discontinued operations.

(in millions of euros)	2005	2004
Wages	(766)	(796)
Social security contributions	(285)	(344)
Other employee expenses	(89)	(98)
Retirement benefits and similar obligations	(65)	(45)
Share-based payments	(1)	(1)
Total	(1,206)	(1,284)

Retirement benefits and similar obligations include plan liquidation or amendment expenses in the amount of €18 million in 2004 and €(5) million in 2005, i.e. a decrease of €23 million due in particular to the disposals and restructurings in 2004.

7.	Depreciation, amortization and impairment

The depreciation and amortization included in operating expenses concern the following assets:

(in millions of euros)	2005	2004
Property, plant and equipment – depreciation	(328)	(388)
Development costs – amortization	(3)	(1)
Other intangible assets – amortization	(31)	(35)
Property, plant and equipment – impairment	(8)	(48)
Goodwill – impairment (1)	0	(60)
Other intangible assets – impairment	0	0
Total	(370)	(532)

(1) Impairment losses by business segment are detailed in Note 7.2.

The depreciation and amortization included in operating expenses are reported in the following lines of profit and loss statement:

(in millions of euros)	2005	2004
Cost of sales	(313)	(375)
Administrative and selling expenses	(42)	(48)
Research and development expenses	(14)	(15)
Goodwill impairment	0	(60)
Restructuring costs	(1)	(34)
Depreciation, amortization and impairment after reclassification of discontinued operations	(370)	(532)

7.1.	Impairment tests

In accordance with the principle set forth in Note 3.5, and in the absence of fair value observable in an organized market, the recoverable amount of the cash generating units (CGUs) is calculated using their value in use.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	30

The carrying amount of each group of assets tested was therefore compared with its value in use considered as equal to the sum of net cash flows from the latest forecasts for each group of CGUs prepared using the following assumptions and methods:

•

5-year budgets and business plans prepared by Management based on growth and profitability assumptions, taking into account past performances, forecast changes in the economic environment and expected market development;

•

consideration of a terminal value determined by capitalizing a standard cash flow obtained by extrapolating the most recent cash flow of the explicit forecast period, affected by a long-term growth rate deemed appropriate for the activity;

•	discounting of expected cash flows resulting from these plans at a rate determined using the weighted average capital cost formula of Rhodia.

The main assumptions used for impairment tests are as follows:

•	Discount rate

An independent expert was consulted in order to determine the weighted average cost of capital. The market parameters were determined using a sample of nine companies from the chemicals industry. Considering these parameters and a market risk premium of 4.5%, the cost of capital used to discount future cash flows was set at 7% for assets located in the OECD zone. Specific discount rates were determined for the CGUs operating in several zones, including China (8% euro cash flow base) and Brazil (12% euro cash flow base).

•	Long-term growth rate:

The rates used for the main CGUs or groups of CGUs were as follows:

(in millions of euros)	2005	2004
Phosphorus products (Novecare)	1.6%	3%
Silicones (Silcea)	2%	2%
Silica (Silcea)	3%	3%
Electronics & Catalysis (Silcea)	2%	2%
Pharma Solutions	0% to 1.5%	0% to 4%
Polyamide	2%	2%
Acetow	2%	2%
Eco Services	2%	1%

The impairment tests performed at December 31, 2005 on values in use resulted in the recognition of €(8) million of impairment losses for property, plant and equipment (no goodwill was allocated to the CGUs) and a zero amount for goodwill.

In 2004, impairment tests led the Group to recognize impairment losses totaling €(108) million, of which €(43) million for the goodwill of the Silicones activity of Silcea, €(17) million for the goodwill of the Consumer Health activity of Rhodia Pharma Solutions and €(48) million for property, plant and equipment belonging to several companies.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	31

The impairment loss recognized for all the goodwill allocated to the CGUs of the Silicones activity in the Silcea segment, in the amount of €(43) million, mainly reflected the inclusion in expected net cash flows of the adverse fluctuations in foreign exchange rates and lower growth in European and North American markets than forecast in 2003.

7.2.	Impairment by business segment

(in millions of euros)	2005	2004
Pharma Solutions	–	(26)
Organics	(8)	–
Polyamide	–	(10)
Novecare	–	(5)
Eco Services	–	–
Acetow	–	–
Coatis	–	–
Silcea	–	(43)
Corporate and Other	–	(24)
Total	(8)	(108)
8.	Restructuring costs

(in millions of euros)	2005	2004
New plans	(47)	(133)
Re-estimated costs of previous plans	(34)	(2)
Impairment of non-current assets	(1)	(34)
Impairment of current assets	(5)	–
Total	(87)	(169)

A description of restructuring plans is provided in Note 29.

Restructuring costs by business segment follows:

Rhodia – Notes to the financial statements for the year ended December 31, 2005	32

(in millions of euros)	2005	2004
Pharma Solutions	(2)	(5)
Organics	(8)	(33)
Polyamide	(10)	(12)
Novecare	(10)	10
Eco Services	–	–
Acetow	(1)	(1)
Coatis	(6)	(15)
Silcea	(7)	(2)
Corporate and Other	(43)	(111)
Total	(87)	(169)
9.	Other operating income and expenses

(in millions of euros)	2005	2004
Net gains or losses on disposal of assets	10	40
Environmental expenses	(27)	(69)
Other operating income and expenses	(26)	(17)
Total	(43)	(46)

In 2005, the gains or losses recognized mainly correspond to the following disposals: Coolants activities in the United Kingdom, Cartridge Silicone Sealants activities in Europe and trading subsidiaries in the Middle East.

In 2004, the gains or losses mainly involved the sale of real estate assets in France and Spain.

Environmental expenses are analyzed in Note 29.

Other operating income and expenses comprise expenses relating to the exercising of guarantees on previous disposals in 2005 and miscellaneous items considered as individually immaterial in 2004 and 2005.

10.	Profit/(loss) from financial items

(in millions of euros)	2005	2004
Gross interest expense on borrowings	(260)	(239)
Other finance costs	(93)	(76)
Discounting effects	(138)	(126)
Expenses on interest-rate derivatives	(3)	(2)
Other	(2)	(12)
Total costs	(496)	(455)
Income from short-term investments	18	16
Expected return on pension plan assets	91	90
Income from interest-rate derivatives	12	13
Other	6	2
Total income	127	121
Foreign exchange gains/(losses)	(67)	67
Total	(436)	(267)

Rhodia – Notes to the financial statements for the year ended December 31, 2005	33

10.1    Other finance income and costs

In 2005, other net finance costs are primarily related to refinancing transactions and break down as follows:

•	€39 million in respect of the early redemption premium of €128 million and the High-Yield debt issue in the amount of $310 million (1),
•	€15 million in respect of the accelerated amortization of the High-Yield debt issue costs in respect of the portion of High-Yield (1) bonds that was redeemed early,
•

€17 million in respect of the accelerated amortization of the origination fees for the medium-term Refinancing Facilities Agreement (RFA), pursuant to the set-up of a new syndicated credit line on June 17, 2005,

•	€8 million in respect of the early redemption premium regarding the European Medium-Term Notes (EMTNs) maturing in 2006.

(1) See Note 27 - Borrowings and Note 36 - Subsequent events.

In 2004, other finance costs included a one-time amortization charge of €(7) million recognized when the maximum amount of the RFA credit line was reduced, €(12) million upon the early redemption of the EMTN debt issue maturing in 2005 and €(25) million of expenses relating to the Group’s financial restructuring.

10.2    Foreign exchange gains or losses

In 2004 and 2005, foreign exchange gains or losses mainly comprise the unrealized gains or losses on the unhedged US dollar-denominated debt.

11.	Income tax expense

At December 31, 2005, the income tax expense amounts to €(49) million based on a consolidated loss before tax of €(339) million.

The income tax expense breaks down as follows:

(in millions of euros)	2005	2004
Current income tax expense	(23)	(43)
Income tax for the period	(23)	(43)
Adjustment recognized over the period for the current income tax due for prior years	–	–
Deferred tax expense	(26)	(59)
Deferred tax for the period	(2)	9
Impairment of deferred tax asset	(24)	(68)
Income tax expense for the year	(49)	(102)

Rhodia – Notes to the financial statements for the year ended December 31, 2005	34

The reconciliation between the statutory tax rate in France and the effective tax rate before reclassification of discontinued operations is as follows:

	2005	2004
Statutory tax rate in France	33.33%	33.33%
Foreign exchange differences between France and other countries	(0.71)%	0.51%
Impact of reduced rates	(3.46)%	0.48%
Other permanent differences	16.37%	7.52%
Deferred tax assets	(53.07)%	(69.88)%
Effective tax rate	(7.54)%	(28.04)%

The effective tax rate for 2005 reflects the impact of the non-recognition of the new deferred tax assets generated over the period in the amount of €304 million, of which €211 million for France and €67 million for the United Kingdom. These deferred tax assets arise mainly from the losses incurred in 2005 by these tax groups. The effective tax rate also reflects a €(24) million impairment for all the deferred tax assets of the UK tax group existing at the beginning of the year due to the new tax losses incurred during the year.

At December 31, 2004, the probability of recovering the deferred tax assets of the UK tax group was revised and resulted in the recognition of an impairment loss in the amount of €(61) million.

The impact on the effective rate for the reclassification of discontinued operations is 6.83% at December 31, 2005 and (5.58%) at December 31, 2004.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	35

12.	Non-current assets held for sale and discontinued operations

(in millions of euros)	2005	2004
Net sales	314	765
Other revenue	30	23
Restructuring costs	(8)	(35)
Goodwill impairment	(3)	(80)
Operating profit/(loss) before gains/(losses) on disposals	(169)	(201)
Gains/(losses) on disposals	(46)	216
Finance costs	(18)	(3)
Profit/(loss) from discontinued operations before tax	(233)	12
Share of profit/(losses) of associates	–	(68)
Tax effect of disposals	6	(22)
Profit/(loss) from discontinued operations	(227)	(78)
12.1	Disposals in 2005 and 2004

In 2005, Rhodia completed sales on the following dates:

•	in March, Rhodia completed the sale of the chlorine production business located on the Staveley site (United Kingdom) of its Novecare segment to Ineos Chlore Ltd.;
•

in October, Rhodia completed the sale of the phosphate production business of its Corporate and Other segment and the sulfuric acid production business of its Coatis segment located on the Rieme site in Belgium to Misa Inc.

Rhodia completed the following sales in 2004:

•	in May, the food ingredients business of its Novecare segment to the Danisco group;
•	in June, the European specialty phosphate business of its Novecare segment to Thermphos International;
•	in August and November, the European potable water treatment operations of its Eco Services segment to Feralco AB and Novasep, respectively;
•	also in August, the North American phosphates business of its Novecare segment to Bain Capital;
•	in November, the chlorine production business located on the Staveley site (United Kingdom) of its Novecare segment to Ineos Chlore Ltd.;
•	in December, the anesthetics business of its Organics segment to Nicholas Piramal India Ltd.

Sales completed in 2005 generated a net loss of €46 million before tax, while sales completed in 2004 had generated a €216 million net gain before tax, with the income tax charge amounting to €22 million.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	36

12.2	Disposals in progress at December 31, 2005

The main businesses in the process of being sold at December 31, 2005 are as follows:

•

Nylstar: this 50% owned entity was classified under discontinued operations in 2004, pursuant to Rhodia’s commitment to a sale in connection with its withdrawal from the European textile business of Polyamide. The negotiations under way with the Radici group should lead to a sale in 2006;

•

Decorative coatings and adhesives (latex business): in November 2005, this Coatis segment business was subject to a sales agreement with Hexion Specialty Chemicals Inc. and the sale was completed in January 2006;

•

Development and custom synthesis for the pharmaceuticals industry: in December 2005, Rhodia signed a letter of intent with Shasun Chemicals & Drug Ltd with a view to selling this Rhodia Pharma Solutions segment business. The transaction should be completed in the first quarter of 2006.

•

Spanish phosphates production business of the Corporate and Other segment: after having withdrawn from the phosphates production business at Rieme in Belgium, Rhodia has been negotiating actively its withdrawal from this business since the end of 2005.

The classification under non-current assets held for sale of groups of assets related to businesses in the process of being sold at December 31, 2005 resulted in the recognition of an impairment loss of €3 million for inventories in order to reduce their carrying amount to their fair value net of disposal costs. This impairment was recorded under cost of sales, prior to being reclassified in profit or loss from discontinued operations.

At June 30, 2005, prior to being classified under non-current assets held for sale, the property, plant and equipment and intangible assets of the development and custom synthesis business for the pharmaceuticals industry were tested for impairment, resulting in the recognition of impairment in the amount of €101 million to reduce the carrying amount of the assets to zero.

In 2004, an impairment loss in the amount of €(75) million for the goodwill allocated to the Cash Generating Units (CGUs) of the development and custom synthesis business of Pharma Solutions and an impairment loss in the amount of €(55) million for property, plant and equipment were recognized to take into consideration in the projected cash flows (a) the inability to sign with certainty and in a timely manner a key contract for the development of the business and (b) the downward revision of the growth and profitability assumptions to account for a slower than anticipated turnaround in the pharmaceuticals industry as a whole. Given the uncertainties surrounding the preparation of forecasts for developing businesses and in view of the sensitivity of such forecasts to changes in the assumptions used, the Group recognized an impairment loss for the full initial carrying amount of the goodwill arising from the acquisition of the ChiRex subsidiary.

12.3	Profit or loss from discontinued operations by business segment

(in millions of euros)	Pharma Solutions	Organics	Polyamide	Novecare	Eco Services.	Acetow	Coatis	Silcea	Corporate and Other	Group
2005
Profit/(loss) from discontinued operations	(143)	–	(3)	–	–	–	(13)	–	(68)	(227)
2004
Profit/(loss) from discontinued operations	(177)	3	(78)	218	–	–	(8)	–	(36)	(78)

Rhodia – Notes to the financial statements for the year ended December 31, 2005	37

12.4	Assets held for sale and associated liabilities

(in millions of euros)	At December 31, 2005	At December 31, 2004
Property, plant and equipment (PPE)	22
Goodwill	–
Intangible assets	1
Other non-current assets	3
Inventories	20
Trade and other receivables	11
Assets classified as held for sale	57	–
Provisions	9
Trade and other payables	42
Liabilities associated with assets classified as held for sale	51	–

At December 31, 2005, assets held for sale mainly correspond to the property, plant and equipment of the Latex business, the sale of which was completed in January 2006 and the working capital requirements of the custom synthesis business for the pharmaceuticals industry of Rhodia Pharma Solutions. The emergence of risks associated with businesses sold or in the process of being sold in 2005 or prior periods resulted in the recognition of a €22 million provision in 2005.

13.	Earnings per share

Basic earnings per share is calculated by dividing profit or loss attributable to shareholders by the weighted average number of ordinary shares outstanding during 2005. Basic and diluted earnings per share are identical given the losses incurred by the Group in 2004 and 2005.

	2005	2004
Loss for the period attributable to equity holders of Rhodia SA (in millions of euros)	(616)	(641)
Weighted average number of shares outstanding over the period (in number of shares)	645,635,891	471,607,727
Basic and diluted earnings per share (in euros)	(0.95)	(1.36)

The average number of outstanding shares is determined as follows:

(in number of shares)	2005	2004
Number of shares issued at January 1	627,582,158	179,309,188
Shares issued in connection with the May 7, 2004 capital increase		448,272,970
Shares issued in connection with the December 20, 2005 capital increase	549,134,383
Number of shares issued at December 31, 2005	1,176,716,541	627,582,158
Weighted average number of shares outstanding at December 31	645,635,891	471,607,727

Rhodia – Notes to the financial statements for the year ended December 31, 2005	38

Basic earnings per share of continuing operations are determined as follows:

	2005	2004
Loss from continuing operations for the period attributable to equity holders of Rhodia SA (in millions of euros)	(389)	(563)
Loss from discontinued operations for the period attributable to equity holders of Rhodia SA (in millions of euros)	(227)	(78)
Weighted average number of shares outstanding at December 31 (in number of shares)	645,635,891	471,607,727
Basic and diluted earnings per share from continuing operations (in euros)	(0.60)	(1.19)
Basic and diluted earnings per share from discontinued operations (in euros)	(0.35)	(0.17)

Rhodia – Notes to the financial statements for the year ended December 31, 2005	39

Notes to the consolidated balance sheet

The changes below are presented before the classification of assets held for sale presented under a separate heading.

14.	Property, plant and equipment

(in millions of euros)	Land	Buildings	Machinery and equipment	PPE under construc- tion	Total
Year ended December 31, 2005
At January 1, 2005	123	391	1,602	129	2,245
Additions (1)	2	25	247	(16)	258
Disposals and retirements	(5)	(9)	(5)	(1)	(20)
Depreciation		(49)	(299)		(348)
Impairment	(1)	(29)	(97)		(127)
Acquisition of subsidiaries
Changes in consolidation scope			(3)		(3)
Currency translation differences and
other movements (2)	12	22	88	8	130
At December 31, 2005	131	351	1,533	120	2,135
At December 31, 2005
Gross value	164	1,065	5,732	120	7,081
Accumulated depreciation and impairment	(33)	(714)	(4,199)		(4,946)
Net carrying amount at December 31, 2005	131	351	1,533	120	2,135

Rhodia – Notes to the financial statements for the year ended December 31, 2005	40

(in millions of euros)	Land	Buildings	Machinery and equipment	PPE under construc- tion	Total
Year ended December 31, 2004
Gross value	199	1,151	5,982	183	7,515
Accumulated depreciation and impairment	(40)	(676)	(3,956)		(4,672)
Net carrying amount at January 1, 2004	159	475	2,026	183	2,843
Additions (1)	1	22	206	1	230
Disposals and retirements	(4)	(12)	(29)	(1)	(46)
Depreciation	(22)	(88)	(312)		(422)
Impairment			(150)		(150)
Changes in consolidation scope	(11)	(38)	(158)	(9)	(216)
Currency translation differences and other
movements		32	19	(45)	6
At December 31, 2004	123	391	1,602	129	2,245
At December 31, 2005
Gross value	167	1,061	5,528	129	6,885
Accumulated depreciation and impairment	(44)	(670)	(3,926)		(4,640)
Net carrying amount at December 31, 2004	123	391	1,602	129	2,245

(1) Additions include assets under construction in the amounts of €201 million in 2005 and €90 million in 2004.

(2) Other movements include the reclassification of machinery and equipment from the Coatis Latex activity to assets held for sale in the amount of €22 million.

The impairment losses accounted for as expenses for 2004 and 2005 are detailed in Note 7 – Depreciation, amortization and impairment and Note 12 - Non-current assets held for sale and discontinued operations.

At December 31, 2005, finance-leased assets break down as follows:

(in millions of euros)	Buildings	Machinery and equipment	Total
Gross value	36	126	162
Depreciation	(6)	(22)	(28)
Total	30	104	134

Rhodia – Notes to the financial statements for the year ended December 31, 2005	41

15.	Goodwill

15.1 Segment allocation

(in millions of euros)	At December 31, 2005	At December 31, 2004
Pharma Solutions	0	0
Organics	6	6
Polyamide	17	16
Novecare	143	130
Eco Services	42	36
Acetow	4	3
Coatis	4	7
Silcea	28	28
Corporate and Other
Total	244	226

15.2 Movements in carrying amounts

(in millions of euros)	Gross	Impairment	Net
At January 1, 2004	437		437
Disposals	(65)		(65)
Impairment		(140)	(140)
Currency translation differences	(6)		(6)
At December 31, 2004	366	(140)	226
At January 1, 2005	366	(140)	226
Additions	1		1
Impairment		(3)	(3)
Currency translation differences	20		20
At December 31, 2005	387	(143)	244

The impairment losses accounted for as expenses for 2004 and 2005 are detailed in Note 7 – Depreciation, amortization and impairment and Note 12 - Non-current assets held for sale and discontinued operations.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	42

16.	Other intangible assets

(in millions of euros)	Trade-marks and patents	Software	Develop-ment costs	Other	Total
Year ended December 31, 2005
At January 1, 2005	23	67	10	39	139
Additions (1)	3	16	10	5	34
Disposals and retirements	(1)			(7)	(8)
Impairment	(4)		(2)		(6)
Amortization	(4)	(28)	(1)	(1)	(34)
Changes in consolidation scope
Currency translation differences and other movements (2)	2	2	5	20	29
At December 31, 2005	19	57	22	56	154
At December 31, 2005
Gross value	100	283	26	85	494
Amortization and impairment	(81)	(226)	(4)	(29)	(340)
Net carrying amount at December 31, 2005	19	57	22	56	154

(in millions of euros)	Trade-marks and patents	Software	Develop-ment costs	Other	Total
Year ended December 31, 2004
Gross value	92	262	13	58	425
Amortization and impairment	(64)	(179)		(31)	(274)
Net carrying amount at January 1, 2004	28	83	13	27	151
Additions (1)		14	2	11	27
Disposals and retirements		(1)			(1)
Impairment
Amortization	(4)	(28)	(1)	(3)	(36)
Changes in consolidation scope		(1)	(2)	2	(1)
Currency translation differences and other movements	(1)		(2)	2	(1)
At December 31, 2004	23	67	10	39	139
At December 31, 2004
Gross value	94	259	11	68	432
Amortization and impairment	(71)	(192)	(1)	(29)	(293)
Net carrying amount at December 31, 2004	23	67	10	39	139

Rhodia – Notes to the financial statements for the year ended December 31, 2005	43

(1) Additions include assets under construction in the amounts of €10 million in 2005 and €1 million in 2004

(2) Other movements include the reclassification of development costs from the Coatis Latex activity to assets held for sale in the amount of €1 million and the allocation of emission allowances as described below.

Evolution in 2005

At December 31, 2005, the impairment loss in the amount of €(6) million relates primarily to the patents, trademarks and development expenditure of Rhodia Pharma Solutions. This impairment was reclassified to profit or loss from discontinued operations in the income statement.

Other intangible assets include the greenhouse gas emission allowances of €22 million allocated for the period. Three million tons of greenhouse gas emission allowances were allocated to Rhodia in 2005 (representing one third of the 3-year French National Emission Allocation Plan). This allocation relates primarily to France (2.5 million tons) and the UK (0.5 million tons). The allocation price corresponds to the market price of the allowances on the allocation date, i.e. €8 per ton in France and €5 per ton in the UK. Rhodia management does not anticipate losses in this initial allocation period.

17.	Investments in associates

Investments in associates break down as follows:

(in millions of euros)	Investments in associates	Share of profit/(loss) of associates
At December 31, 2005
GIE Chimie Salindres	2	–
Energostil	2	–
Total	4	–

At December 31, 2004
GIE Chimie Salindres	2	–
Energostil	1	–
Other associates	–	3
Total	3	3

The share of profit/(loss) of associates shown in the 2004 income statement relates to associates sold in 2004.

The aggregate financial data relating to the main associates is shown below:

(in millions of euros)	At December 31, 2005	At December 31, 2004
Total assets	20	14
Total liabilities (exclusive of net equity)	8	2
Net sales	16	14
Net profit/(loss)	–	–

Rhodia – Notes to the financial statements for the year ended December 31, 2005	44

18.	Investments in joint ventures

The aggregate amounts of assets, liabilities and profit or loss of the main joint ventures as included in the consolidated financial statements are shown below:

(in millions of euros)	At December 31, 2005	At December 31, 2004
Assets
Non-current assets	285	284
Current assets	161	132
Total current and non-current assets	446	416
Liabilities
Non-current liabilities	120	143
Current liabilities	227	201
Total current and non-current liabilities	347	344
Net assets	99	72

(Year ended)
Net sales	430	373
Other revenue	32	31
Operating profit/(loss)	42	39
Profit for the period	31	56
19.	Non-current financial assets

(in millions of euros)	Loans and receivables	Available -for-sale securities	Other	Total
At December 31, 2005
Gross value	175	58	8	241
Provisions	(37)	(34)	(6)	(77)
Net value	138	24	2	164
(in millions of euros)	Loans and receivables	Available -for-sale securities	Other	Total
At December 31, 2004
Gross value	220	70	–	290
Provisions	(35)	(29)	–	(64)
Net value	185	41	–	226

Non-current financial assets classified as loans and receivables breakdown as follows:

•	At December 31, 2005: loans in the amount of €54 million, deposits and guarantees in the amount of €35 million and receivables in the amount of €49 million.
•	At December 31, 2004: loans in the amount of €92 million, deposits and guarantees in the amount of €50 million and receivables in the amount of €43 million.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	45

Available-for-sale assets are investments in non-consolidated companies as shown below:

(in millions of euros)	At December 31, 2005		At December 31, 2004
	% held	Value	% held	Value
Phosphoric Fertilizers Industry (Greece)	8.41	4	8.41	9
Other (less than €5 million)	–	20	–	32
Total		24		41

20.	Deferred tax assets and liabilities

The deferred taxes recognized as non-current assets or liabilities break down as follows:

(in millions of euros)	At December 31, 2005	At December 31, 2004
Deferred tax assets	83	99
Less than one year	40	53
More than one year	43	46
Deferred tax liabilities	34	55
Less than one year	7	24
More than one year	27	31

The deferred taxes shown on the face of the balance sheet arise from:

(in millions of euros)	Assets		Liabilities		Net
	2005	2004	2005	2004	2005	2004
Differences between carrying and tax amounts of:
- assets	61	97	(222)	(160)	(161)	(63)
- provisions	289	243			289	243
- other items	67	73	(186)	(239)	(119)	(166)
Tax losses	40	30			40	30
Deferred taxes	457	443	(408)	(399)	49	44
Netting effect	(374)	(344)	374	344
Net deferred taxes	83	99	(34)	(55)	49	44

At December 31, 2005, unrecognized deferred tax assets amount to €1,246 million, of which €599 million in tax loss carryforwards (€352 million at December 31, 2004) that may only be used within prescribed applicable limits. The tax losses of the French tax consolidation group may be carried forward indefinitely.

At each period-end, Rhodia determines whether each tax entity is likely to generate taxable profits against which its deferred tax assets may be offset or to benefit from unrecognized available tax credits. To assess this probability, Rhodia considers in particular current and past results of the tax entities. In the event of recent losses not relating to non-recurring items, Rhodia considers whether the entities are presumed not to have future taxable profits available to reverse such tax assets or credits. This analysis led the Group not to recognize net deferred tax assets for the French tax entity. A similar approach was used for the US tax entity. Although a return to taxable profits was scheduled in 2006, the Group considered that historical losses prevailed over this forecast in order to assess the probability of using deferred tax assets over and above recognized liabilities. The losses incurred by the UK tax entity over the year resulted in the recognition of an impairment loss in the amount of €24 million, thus reducing the net deferred tax assets to zero at December 31, 2005.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	46

The deferred taxes shown on the face of the balance sheet break down as follows:

(in millions of euros)	Current	Non-current
At January 1, 2005	29	15
Recognition in equity	–	13
Recognition in profit or loss	(4)	(16)
Changes in scope of consolidation	–	(3)
Currency translation differences and other movements	8	7
At December 31, 2005	33	16

At January 1, 2004	49	24
Recognition in equity
Recognition in profit or loss	(26)	(33)
Changes in scope of consolidation	(2)	37
Currency translation differences and other movements	8	(13)
At December 31, 2004	29	15

The deferred taxes recognized in equity are detailed below:

(in millions of euros)	At December 31, 2005	At December 31, 2004
Tax loss carryforwards
Temporary differences	13	–
Available-for-sale financial assets	–	–
Deferred taxes recognized in equity	13	0

21.	Inventories

(in millions of euros)	At December 31, 2005	At December 31, 2004
Raw materials	281	310
Work-in-progress	44	41
Finished goods	370	427
Gross carrying amount	695	778
Provisions	(65)	(77)
Net carrying amount	630	701

Rhodia – Notes to the financial statements for the year ended December 31, 2005	47

22.	Trade and other receivables

(in millions of euros)	At December 31, 2005	At December 31, 2004
Trade receivables	799	797
Other receivables	110	131
Employees and social security	4	16
French State and local authorities	200	174
Other	146	223
Gross carrying amount	1,259	1,341
Provisions	(71)	(81)
Net carrying amount	1,188	1,260

23.	Other current financial assets

(in millions of euros)	At December 31, 2005	At December 31, 2004
At the beginning of the year	5	0
Acquisitions/disposals during the year	(2)	5
Currency translation differences and other	2	–
Effect of business combinations	–	–
At the end of the year	5	5

Current financial assets are mainly composed of accrued interest at December 31, 2005 and 2004.

24.	Cash and cash equivalents
24.1	Analysis by type

(in millions of euros)	At December 31, 2005	At December 31, 2004
Cash in bank and short-term investments	248	251
Bank deposits	100	86
Shares in open-ended investment funds	572	275
Total	920	612

24.2	Consolidated statement of cash flows

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Rhodia considers that its mutual funds classified by the AMF in the “euro monetary” category meet its criteria, and are thus eligible to be classified as cash equivalents.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	48

At December 31, 2005, discontinued operations contributed to net cash from operating activities in the amount of €(105) million, to net cash used by investing activities in the amount of €(12) million and net cash from financing activities in the amount of €1 million.

At December 31, 2004, discontinued operations contributed to net cash from operating activities in the amount of €46 million, to net cash from investing activities in the amount of €(21) million and net cash used by financing activities in the amount of €136 million.

Paid finance costs totaled €236 million at December 31, 2005 and €232 million at December 31, 2004.

Taxes paid to the French State totaled €22 million at December 31, 2005 and €27 million at December 31, 2004.

Cash and cash equivalents of sold entities totaled €21 million at December 31, 2005 and €3 million at December 31, 2004. Cash and cash equivalents of acquired entities totaled €25 million at December 31, 2004.

25.	Shareholders’ equity
25.1	Share capital and additional paid-in capital

At the General Shareholders’ Meeting of June 23, 2005, the shareholders delegated to the Board of Directors the authority necessary to issue new capital, within a period of 26 months, on one or more occasions, with or without preferential subscription rights, for a total par value amount not exceeding €1 billion.

With respect to this authorization, Rhodia launched on November 21, 2005 a new issue of capital with preferential subscription rights, which generated gross proceeds of €604 million. This new capital increase resulted in the issuance of 549,134,383 new shares based on a ratio of 7 new shares for 8 existing shares. The new shares were issued at a unit price of €1.10, generating additional paid-in capital of €55 million (before deduction of related issuance costs).

On April 13, 2004, Rhodia launched a new issue of capital pursuant to the authorization granted by the shareholders at the Combined General Shareholders’ Meeting of March 31, 2004. This new issue of capital with preferential subscription rights generated gross proceeds of €471 million. This new capital increase resulted in the issuance of 448,272,970 new shares based on a ratio of 5 new shares for 2 existing shares. The new shares were issued at a unit price of €1.05, generating additional paid-in capital of €22 million (before deduction of related issuance costs).

At December 31, 2005, the share capital comprised 1,176,716,541 shares with a par value of €1 each. Rhodia did not issue any dilutive share instruments during the year ended December 31, 2005.

The total number of shares authorized by the Board of Directors was 1,627,582,158 shares at December 31, 2005 and 1,179,309,188 shares at December 31, 2004.

25.2.	Treasury shares

At December 31, 2005 and 2004, Rhodia did not hold any of its own shares, nor is it a party to any options to purchase or sell its own shares.

25.3.	Other reserves

At December 31, 2004 and 2005, Rhodia SA did not have any distributable retained earnings other than additional paid-in capital.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	49

25.4.	Translation reverses

In 2005, the movement in the translation reserve amounted to €125 million. This movement mainly results from the appreciation of the Brazilian real against the euro.

26.	Borrowings
26.1.	Refinancing plan

In 2005, Rhodia performed the following financial transactions:

•

On February 14, 2005, offering of Senior Notes for an aggregate principal amount of €500 million, maturing in 2010, at a price equal to 103.5% of the principal amount or an effective interest rate of 7.19%;

•	On February 18, 2005, early repurchase of financial lease agreements for a total amount of €108 million;
•

On March 18, 2005, completion of a public offer to repurchase its €300 million European medium-term notes (EMTN) bearing interest at 6% per annum and maturing on March 31, 2006. More than 80% of the notes issued were repurchased, generating proceeds of a total nominal amount of approximately €246 million;

•

On June 17, 2005, signature of a new syndicated credit facility with a limited number of banks for €300 million (“Multicurrency Revolving Credit and Guaranty Facility” or “RCF”) maturing on June 30, 2008;

•	On November 14, 2005, signature of a new North American asset securitization agreement for $100 million maturing on August 31, 2010.

High-Yield Debt

In order to extend the average maturity of its debt, Rhodia performed a €500 million “High-yield” Senior debt private placement on February 14, 2005 with institutional investors. These notes, which were issued at 103.5% of nominal value, increased the €200 million Senior Notes offering issued on May 28, 2003 bearing interest at 8% and maturing on June 1, 2010, to €700 million.

The net proceeds from this issuance amounted to approximately €503 million.

In addition, a portion of the cash raised in connection with a new issue of share capital which was completed in December 2005 will be used to perform an early redemption of a portion of the “High-Yield” Senior notes issued in 2004, maturing in 2010, and Subordinated Senior notes issued in 2003, maturing in 2011 (see Note 10.1 on Other finance costs and income and Note 35 on Subsequent events). The irrevocable redemption notice was issued in December 2005 and the redemption was completed on January 24, 2006. The share of redeemed debt offerings as well as the related early redemption penalties are shown in Current borrowings at December 31, 2005.

Finance leases

On February 18, 2005, Rhodia Inc. made certain finance lease prepayments for a total amount of approximately €108 million.

European medium-term notes (EMTN) program

Rhodia – Notes to the financial statements for the year ended December 31, 2005	50

Rhodia redeemed the balance of its European medium-term notes bearing interest at 6.25% per annum and maturing on May 31, 2005 for an aggregate principal amount of €49 million.

On March 18, 2005, Rhodia completed the early repurchase of its European medium-term notes bearing interest at 6% per annum and maturing on March 31, 2006 for an aggregate principal amount of €300 million. Upon completion of this offering, the nominal value of the EMTN notes repurchased by Rhodia stood at €246 million and notes which remained outstanding totaled €54 million. The early redemption premium totaled approximately €8 million.

Revolving credit facilities

On June 17, 2005, Rhodia entered into a new syndicated credit facility with a limited number of lending banks for €300 million (“Multicurrency Revolving Credit and Guaranty Facility” or “RCF”) maturing on June 30, 2008. This new syndicated credit facility replaces the RFA (“Refinancing Facilities Agreement” or “RFA”). The interest rate applied to the borrowed sums corresponds to the bank discount rate according to the currency of the borrowing plus the applicable margin. The applicable margin is reduced based on an improvement in the net consolidated indebtedness/adjusted EBITDA ratio. In addition, Rhodia pays a commitment commission corresponding to 45% of the applicable margin. The syndicated credit facility has been established for the benefit of Rhodia and certain of its subsidiaries, of which Rhodia Inc., and is guaranteed by Rhodia. It is usable in the form of bank loans and/or guarantees.

Rhodia and Rhodia Inc. have given collateral security in connection with the implementation of the RCF. Under the terms of an agreement concluded between the lending banks and other secured creditors, the creditor banks of the RCF and the lessors of the French financial lease arrangements, (collectively, the “Guaranteed Creditors”) share the proceeds from the settlement of any collateral security. This agreement governs the relationship between the Guaranteed Creditors concerning the process of settling collateral security and the resulting share of the proceeds.

Under the terms of a subordination agreement, Rhodia has agreed to subordinate the repayment of certain subsidiary loans to the repayment of the debt to the Guaranteed Creditors. Rhodia will continue to reimburse subsidiary loans according to their due dates as long as there as there is no default in relation to its financial covenants.

The continuation of the RCF syndicated credit facility is subject to the compliance with certain financial ratios (“covenants”) by Rhodia which are tested at the dates indicated below:

(in millions of euros)	Net consolidated indebtedness/ adjusted EBITDA	EBITDA / Net finance costs	Net consolidated indebtedness (in millions of euros)	Actual restructuring costs/budgeted restructuring costs
12/31/2005	5.4/1.0	2.1/1.0	3.1	115%
03/31/2006	5.2/1.0	2.3/1.0	3.1	–
06/30/2006	4.9/1.0	2.5/1.0	3.1	–
09/30/2006	4.5/1.0	2.6/1.0	3.1	–
12/31/2006	4.4/1.0	2.8/1.0	3.1	120%
03/31/2007	4.4/1.0	2.9/1.0	3.1	–
06/30/2007	4.4/1.0	3.0/1.0	3.1	–
09/30/2007	4.2/1.0	3.0/1.0	3	–
12/31/2007	4.0/1.0	3.0/1.0	3	130%
03/31/2008	4.0/1.0	3.0/1.0	3	–

Rhodia – Notes to the financial statements for the year ended December 31, 2005	51

The aggregates used to calculate the ratios defined in the RCF are as follows:

Total net indebtedness, as defined in the RCF, includes long-term borrowings, bank overdrafts, the current portion of long-term borrowings, guarantees given by Rhodia with respect to the borrowings of unconsolidated subsidiaries, amounts outstanding under its securitization programs, the residual liability relating to IFRS consolidated finance leases and short-term borrowings, less the aggregate of available cash, short-term deposits and marketable securities.

EBITDA is defined as operating income before restructuring costs and after the cash impact of provisions other than provisions for restructuring plus depreciation and amortization of property, plant and equipment and intangible assets.

Adjusted EBITDA corresponds to the EBITDA of the Group plus the EBITDA of the Group’s shareholding interest in unconsolidated subsidiaries, whose borrowings are guaranteed by the Group.

Net finance costs are defined as the aggregate of interest on borrowings and financing operations, after capitalization of finance costs, less the interest income from financial assets.

In addition, under the RCF, Rhodia Inc. and its consolidated subsidiaries must satisfy the following ratio: the long-term net assets/gross debt ratio must be greater than 1. This ratio is tested every six months.

At and prior to December 31, 2005, Rhodia and Rhodia Inc. have complied with all applicable financial covenants.

The RCF includes early repayment clauses, including a change of control of Rhodia or the adoption of a break-up or liquidation plan for the Company.

In addition, the RCF includes mandatory repayment and partial cancellation clauses with respect to the syndicated credit facility, notably in the following cases: asset disposals beyond certain thresholds provided for in the agreement, or issues performed on the financial markets by Rhodia or one of its subsidiaries generating net proceeds in excess of €125 million, which is not intended to refinance the existing debt.

Asset securitization programs

Rhodia has another financing source by which it sells certain of its uncollected trade receivables on a monthly or quarterly basis. In accordance with multi-year asset securitization agreements entered into with various banks or assignment of trade receivables agreements, certain Group companies sold their uncollected receivables. These sales are performed, either on a recourse basis, or directly to special purpose entities controlled by Rhodia which retains the risks and rewards incident to the ownership of the disposed assets. As a result, these receivables are still recognized in the balance sheet.

Two new asset securitization programs, one in Europe and one in North America, were set up in 2005.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	52

The pan-European securitization program signed with Calyon in December 2004 was launched in January 2005. This program replaces the existing programs in Europe and enabled Group subsidiaries in France, Spain, Germany and the UK to be included as part of the first tranche, then to Italian subsidiaries in March 2005. In September 2005, the scope of eligible debtors was extended to a certain number of Grand Export countries for additional financing of €35 million. As of today, available financing under this securitization program totaled €242 million and £22 million, respectively.

In November 2005, a North American securitization program was signed and set up with HSBC that will replace the existing program that matured in January 2006. This new $100 million program was concluded for five years and covers North American subsidiaries. The scope of this new program is more extensive than the previous program and includes new North American subsidiaries and takes into account export receivables.

These two European and North American securitization programs do not carry covenants based on Rhodia’s financial performance, which if not met would trigger early repayment. It does, however, contain a cross-accelerated repayment clause in the event of early repayment being demanded under the RCF facility or any other Rhodia SA financing arrangement in an amount in excess of €10 million. The pan-European program also includes a cross-accelerated repayment clause in the event of the settlement of collateral security provided by Rhodia SA as guarantees for the RCF or any other financing arrangement in an amount in excess of €10 million.

At December 31, 2005, the amount of uncollected trade receivables sold by Group companies as part of the securitization programs and assignment of trade receivables agreements totaled approximately €443 million, for which Rhodia received a net cash collection of approximately €328 million. The difference between these two amounts corresponds to over-collateralization, was recognized in Trade receivables and payables in the balance sheet.

26.2.	Analysis of borrowings by type

At December 31, 2005
(in millions of euros)	Amortized cost (1)	Redemption value	Fair value (2)	Maturity	Effective rates before hedging (3) - (4)
2001 European Medium-Term Notes	54	54	54	03/26/2006	6.11%
2004 USD senior notes	193	192	209	01/24/2006	11.70%
2004 EUR senior notes	63	63	72	01/24/2006	11.96%
2003 USD subordinated notes	71	70	72	01/24/2006	9.38%
2003 EUR subordinated notes	65	65	69	01/24/2006	9.76%
Other notes	25	25	25	03/10/2006	Euribor + 1.30%
Early redemption penalties	39	39	39		–
Bilateral credit facilities	152	152	152	2006	Libor / Euribor + 0.4% / 2.75%
Commercial paper	7	7	7	1-3 months	Euribor + 0.70%
Securitization of receivables (5)	315	315	315	2006	4.36%
Finance lease debts	16	16	16	2006	Libor / Euribor + 3.05%
Other debts	16	16	16	2006	< 5%
Accrued interest payable	23	23	23	–
Sub-total short term	1,039	1,037	1,069
2003 USD senior notes	166	170	168	06/01/2010	8.16%
2003 EUR senior notes	702	700	731	06/01/2010	8.05%
2003 USD subordinated notes	250	256	260	06/01/2011	9.38%
2003 EUR subordinated notes	233	235	249	06/01/2011	9.76%
2004 USD senior notes	338	357	389	06/01/2010	11.70%
2004 EUR senior notes	112	118	134	06/01/2010	11.96%
Securitization of receivables (5)	13	13	13	2007-2008	4.36%
Bilateral credit facilities	27	27	27	2007-2012	Libor / Euribor + 0.4% / 2.75%
Finance lease debts	113	113	113	2007-2016	Libor / Euribor + 3.05%
Other debts	21	21	21	2007-2015	< 5%
Sub-total long term	1,975	2,010	2,105
TOTAL	3,014	3,047	3,174

Rhodia – Notes to the financial statements for the year ended December 31, 2005	53

(1) Amortized cost includes the impact of revaluation of fair value hedges (€0.1 million for the 2001 EMTN program, €2 million for the euro tranche of 2003 Senior notes, and €3 million for the euro tranche of 2003 Subordinated notes).

(2) The price of the Senior and Subordinated notes are measured on the last day of the year. The redemption price was adopted for other borrowings.

(3) Effective interest rate before impact of hedges.

(4) Libor / Euribor are mainly 1, 3 or 6 months.

(5) Trade receivable securitization agreements have been entered into with maturities up to 2010 and cash facilities renewed annually.

Documentations of “High Yield” type bonds include early redemption options using the net proceeds received from an increase in capital to a contractual forecast price up to a maximum of 35% of the amount issued by tranche.

Based on the funds raised in the December 2005 capital increase, Rhodia exercised, in part or in full, these early redemption options and bought back 35% of the senior debt issued in 2004 and 21.6% of the subordinated debt issued in 2003.

At any time prior to June 1, 2007, Rhodia may redeem, on one or more occasions with the net proceeds from one or more capital increases, up to 13.4% of the subordinated debt issued in 2003, and up to 35% of the senior debt issued in 2003.

In addition, as from June 1, 2007, Rhodia may at any time decide to redeem, in part or in full, the senior debt issued in 2003 at the contractual forecast prices. As from June 1, 2007, Rhodia may also redeem, in part or in full, the remaining subordinated debt issued in 2003 at the contractual forecast prices but only insofar as this redemption would be funded by a capital increase.

At December 31, 2004
(in millions of euros)	Amortized cost (1)	Redemption value	Fair value (2)	Maturity	Effective rates before hedging (3) - (4)
2000 European Medium-Term Notes	49	49	49	05/31/2005	6.25%
Bilateral credit facilities	253	253	253	2005	Libor / Euribor + 0.4% / 3.05%
Commercial paper	13	13	13	1-3 months	Euribor + 0.70%
Securitization of receivables	334	334	334	2005	3.50%
Finance lease debts	37	37	37	2005	Libor / Euribor + 3.05%
Other debts	3	3	3	2005	< 5%
Accrued interest payable	32	32	32	-	-
Sub-total short term	721	721	721
2001 European Medium-Term Notes (1)	304	300	311	03/26/2006	6.11%
2003 USD senior notes	143	147	147	06/01/2010	8.16%
2003 EUR senior notes	198	200	207	06/01/2010	8.54%
2003 USD subordinated notes	276	283	286	06/01/2011	9.38%
2003 EUR subordinated notes	297	300	304	06/01/2011	9.76%
2004 USD senior notes	448	475	536	06/01/2010	11.70%
2004 EUR senior notes	171	181	206	06/01/2010	11.96%
Other notes	32	32	32	2006-2016	1.8% - 7.90%
Revolving syndicated and bilateral credit facilities	153	153	153	2006-2007	Libor / Euribor + 0.4% / 3.05%
Finance lease debts	207	207	207	2006-2009	Libor / Euribor + 3.05%
Sub-total long term	2,250	2,299	2,410
TOTAL	2,971	3,020	3,131

Rhodia – Notes to the financial statements for the year ended December 31, 2005	54

(1) Amortized cost includes the impact of revaluation of fair value hedges (€5 million for the 2001 EMTN, €2 million for the euro tranche of 2003 Senior notes and €4 million on the euro tranche of 2003 Subordinated notes).

(2) The prices of Senior and Subordinated notes are measured on the last day of the year. The redemption price was adopted for other borrowings.

(3) Effective interest rate before impact of hedges.

(4) Libor / Euribor are mainly 1, 3 or 6 months.

26.3.	Analysis of borrowings by maturity

At December 31, 2005
(in millions of euros)	2007	2008	2009	2010	After 2010	Total
2003 USD senior notes				166		166
2003 EUR senior notes				702		702
2003 USD subordinated notes					250	250
2003 EUR subordinated notes					233	233
2004 USD senior notes				338		338
2004 EUR senior notes				112		112
Securitization of receivables	6	7				13
Bilateral credit facilities	19	5	1	1	1	27
Finance lease debts	18	8	64	4	19	113
Other debts	2	1	1	2	15	21
Sub-total long term	45	21	66	1,325	518	1,975

At December 31, 2004
(in millions of euros)	2006	2007	2008	2009	After 2009	Total
2001 European Medium-Term Notes	304					304
2003 USD senior notes					143	143
2003 EUR senior notes					198	198
2003 USD subordinated notes					276	276
2003 EUR subordinated notes					297	297
2004 USD senior notes					448	448
2004 EUR senior notes					171	171
Other notes	25				7	32
Revolving syndicated and bilateral credit facilities	123	30				153
Finance lease debts	73	35	32	67		207
Other debts	8	4	1	1	7	21
Sub-total long term	533	69	33	68	1,547	2,250

Rhodia – Notes to the financial statements for the year ended December 31, 2005	55

26.4.	Analysis of borrowings by currency

(in millions of euros)	At December 31, 2005	At December 31, 2004
Euro	1,714	1,609
US dollar	1,159	1,161
Pound sterling	39	119
Chinese yuan	26	33
Brazilian real	40	22
Korean won	15	17
Other	21	10
Total borrowings	3,014	2,971

27.	Risk management and derivative instruments

Rhodia is exposed to market risks as a result of its commercial and business transactions. This exposure is mainly related to fluctuations in exchange and interest rates. At December 31, 2005, Rhodia held derivative instruments, some of which are designated as cash flow hedges, as well as non-hedging derivative instruments.

Derivative instruments are recognized in the balance sheet at their fair value in the following amounts:

(in millions of euros)	At December 31, 2005		At December 31, 2004
	Current assets	Current liabilities	Current assets	Current liabilities
Interest rate instruments	9	8	29	44
Foreign exchange instruments	32	5	5	4
Oil-based commodities instruments	1	1	2	1
Total	42	14	36	49

Calculation of the fair value of derivative instruments: The best indication of the fair value of a contract is the price which would be agreed to between a willing seller and buyer in an arm’s length transaction. At the trade date, it is generally the transaction price. Subsequently, the measurement of the contract should be based on observable market data which provide the most reliable indication of the fair value of a derivative instrument:

•	Options are measured based on valuation models (such as Black & Scholes) using quotes published on active markets and/or by obtaining quotations from third party financial institutions;
•	Foreign exchange and interest rate instruments are measured by discounting future cash flow payments;
•	Commodity-based derivatives are measured by counterparties based on market quotations.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	56

27.1.	Interest rate risk management

Rhodia’s exposure to interest rate risk mainly relates to its net indebtedness and, to a lesser extent, its interest rate derivatives portfolio.

Management of fixed and floating rates

The breakdown of the Group’s debt (excluding accrued interest payable) between fixed and floating rates, and excluding its interest rate derivatives portfolio, is as follows:

(in millions of euros)	At December 31, 2005	At December 31, 2004
Floating rate	551	885
Fixed rate	2,440	2,054
Borrowings adjusted for accrued interest payable	2,991	2,939
Floating-rate cash and cash equivalents	808	480
Fixed-rate cash and cash equivalents	112	132
Cash and cash equivalents	920	612
Accrued interest payable	23	32
Accrued interest receivable	(5)	(5)
Net indebtedness	2,089	2,354

Rhodia is subject to changes in interest rates for the floating rate portion of its net indebtedness. A sudden 1% increase (100 basis points) in market interest rates at December 31, 2005, based on constant net indebtedness, would increase the annual cost of indebtedness by €6 million (excluding accrued interest not paid) and would also increase the finance income from cash and cash equivalents by €8 million resulting from higher cash and cash equivalents received from the proceeds of the new issuance of share capital that were invested at variable costs.

Starting from December 31, 2004, Rhodia had settled all of its hedges intended to apply a floating rate to a portion of its debt issues. No new fixed-rate hedges were issued in 2005.

In 2005, in order to hedge interest rate increases on its floating-rate debt, Rhodia purchased caps with maturities spread out until June 2008. These derivative instruments were not recognized under hedge accounting.

At December 31, 2005, Rhodia also owns interest rate swaps which are not recognized as hedges for accounting purposes.

Analysis of interest rate hedges

Derivatives designated as cash flow hedges.

No interest rate derivative was designated as a cash flow hedge at January 1, 2005 or in fiscal year 2005. However, the impact of hedging future fixed-rate loan issues, prior to January 1, 2005, is recognized in equity under “Fair value reserves” in an amount of €6 million (€9 million at December 31, 2004). This amount is amortized on an actuarial basis in profit or loss symmetrically to the interest expense recognized on the hedged debt. A finance cost/expense of €(3) million was recognized in respect thereto for fiscal year 2005 and €(2) million for fiscal year 2004.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	57

Derivatives designated as fair value hedges.

At January 1, 2004, three interest rate swaps with maturities ranging from 2009 to 2011 were designated as fair value hedges. The nominal amounts of these swaps totaled €500 million and $60 million. All of these transactions were cancelled in 2004.

The adjustment resulting from cancelled hedges increased the amortized cost of the hedged debt by €5 million at December 31, 2005 compared to €11 million at December 31, 2004. Amortization of the impact of these fair value hedges using the effective interest rate method generated income of €6 million in fiscal year 2005.

Derivatives not designated as hedges.

Interest rate contracts and options are entered into for terms of between one and three years. The nominal amounts and the fair values of interest rate derivatives are detailed below by currency. They are translated into euros at the closing rate.

(in millions of euros)		At December 31, 2005								At December 31, 2004
		Nominal							Fair value	Nominal value	Fair value
	Currency	<1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	>5 years	Total
	EUR			300				300	(2)	2,050	(11)
Interest rate swaps	Lender Fixed rate			150				150	(7)	1,000	27
	Lender Floating rate			150				150	5	1,050	(38)
	USD									478	(4)
	Lender Fixed rate									184	1
	Lender Floating rate									294	(5)
	JPY									42
	Lender Fixed rate									21
	Lender Floating rate									21
Sub-total				300				300	(2)	2,570	(15)
Caps	EUR		200	100				300	3
	Purchase		200	100				300	3
	Sell
Sub-total			200	100				300	3	2,570
TOTAL			200	400				600	1	2,570	(15)

Rhodia – Notes to the financial statements for the year ended December 31, 2005	58

The interest rate derivatives portfolio generated income of €6 million in fiscal year 2005.

A sudden increase of 1% (100 basis points) in market interest rates would generate an immediate increase of €5 million in the fair value of the derivatives portfolio not designated as hedges. This rise in the fair value of the interest rate derivatives portfolio mainly results from caps.

27.2.	Foreign exchange risk management

A significant portion of Rhodia’s assets, liabilities, expenses and income is denominated in currencies other than the euro, mainly the US dollar, Brazilian real and, to a lesser extent, the pound sterling. Changes in these currencies compared to the euro may have a material impact on the financial position and results of Rhodia.

Rhodia’s policy consists in limiting its exposure to short-term fluctuations in exchange rates by calculating on a daily basis its net exposure to foreign currencies in its transactions, including both sales and purchases, and by using derivative instruments to reduce such exposure. The main derivative instruments used by Rhodia are hedging contracts entered into on the open market with terms of less than one year.

Market instruments held by Rhodia, sensitive to changes in exchange rates, include forward contracts, options, and foreign-denominated financial assets and liabilities.

Foreign exchange risk on foreign-denominated debt

Rhodia is exposed to exchange rate risk when its financial debt is denominated in a currency other than the reporting currency of the entities carrying this debt. Using exchange rate derivatives which are not designated as hedges also generates an exchange rate risk. At December 31, 2005, the amount of debt raised in a currency other than the reporting currency of the entities holding such debt amounted to €1,100 million, including €1,074 million in US dollars mainly carried by Rhodia SA.

At December 31, 2005, a sudden 10% increase in the US dollar compared to these reporting currencies would generate an exchange loss of €107 million.

As part of the hedging of its long-term debt denominated in US dollars, Rhodia has entered into foreign exchange option contracts maturing in May 2007. These contracts are not recognized as hedges for accounting purposes, even if they are used for hedging purposes.

Foreign exchange derivatives portfolio

The nominal amounts as well as the fair values of forward purchase and sale contracts and foreign exchange options are detailed below:

(in millions of euros)		At December 31, 2005		At December 31, 2004
Forward purchases	Currency	Nominal	Fair value	Nominal	Fair value
	USD	335	5	61	(3)
	GBP	73		2
	JPY	9		44
	BRE	45		26
	Other	73		64
	Total	535	5	197	(3)
Forward sales	USD	251		28
	GBP	296	3	162	2
	JPY	28		35
	BRE			46
	Other	46		33
	Total	621	3	304	2
Call sales	USD	362	22
	Other
	Total	362	22
Put purchases	USD	59	1	59	2
	Other
	Total	59	1	59	2
Put sales	USD	362	(4)
	Other
	Total	362	(4)
TOTAL		1,939	27	560	1

Rhodia – Notes to the financial statements for the year ended December 31, 2005	59

The purpose of foreign exchange options is to hedge exposure to US dollar-denominated debt.

At December 31, 2005, a sudden 10% increase in the US dollar compared to the euro would generate an exchange gain of approximately €32 million on these options.

Forward currency purchase and sale contracts are mainly entered into by Rhodia SA to hedge its inter-company loans and borrowings denominated in foreign currencies in order to obtain a net exchange position at Rhodia SA close to zero. At December 31, 2005, the change in such currencies compared to the euro on this net exchange position would have little impact on the Group’s net foreign exchange gains and losses.

Furthermore, in connection with the hedging of Rhodia’s ordinary business transactions, a future transaction exchange hedge was set up in 2005. At December 31, 2005, this hedge was recognized in equity under “Fair value reserve” in an amount of €(1) million. The financial expense relating to the ineffective portion of this hedge recognized in 2005 was immaterial.

27.3.	Management of risk related to fluctuations in the price of oil-based commodities

Rhodia’s exposure to the risks related to fluctuations in the price of oil-based commodities relates mainly to its purchases of petrochemicals and natural gas.

Rhodia can hedge these risks by using swaps, options or futures and forward contracts depending on its identification of market conditions and the expected trend in its contractual purchase prices.

At December 31, 2005, Rhodia held derivative instruments designated as cash flow hedges as well as derivative instruments which were not designated as hedges.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	60

The fair value of oil-based commodity derivative instruments amounted to €0.2 million at December 31, 2005 and €1 million at December 31, 2004. The fair value of instruments designated as cash flow hedges recognized in the “Fair value reserve” amounted to €0.3 million at December 31, 2005.

27.4.	Counterparty risk

The transactions that generate a potential counterparty risk for Rhodia are mainly:

•	Short-term investments,
•	Derivative instruments,
•	Trade receivables,
•	Loans granted.

Rhodia invests its short-term deposits and enters into interest rate and currency contracts with banks and financial institutions with S&P and Moody’s ratings which are equal to or greater than A- and A3, respectively.

Counterparty risk related to trade receivables is limited due to the large number of customers in Rhodia’s customer portfolio, their diversification throughout many industries and their diverse geographic locations.

At December 31, 2005, Rhodia’s counterparty risk was therefore immaterial.

27.5.	Liquidity risk

At December 31, 2005 and 2004, the liquidity position breaks down as follows:

(in millions of euros)	At December 31, 2005	At December 31, 2004
Other current financial assets	5	5
Non-utilized credit facilities	251	463
Cash and cash equivalents	920	612
Liquidity position	1,176	1,080

The liquidity position at December 31, 2005 will enable Rhodia to proceed with the early redemption of High-Yield debt in the amounts of €128 million and $310 million on January 26, 2006, and the redemption of notes issued under the EMTN program in the amount of €54 million on March 26, 2006.

28.	Retirement benefits and similar obligations

At December 31, 2005, these obligations were measured in accordance with IAS 19 Employee benefits, as amended.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	61

The obligations recognized in the balance sheet break down as follows:

(in millions of euros)	At December 31, 2005	At December 31, 2004
Obligations recognized under liabilities in the balance sheet:
Retirement benefits	1,241	998
Other employee benefits	109	114
Total	1,350	1,112
Of which:
Non-Current	1,269	1,038
Current	81	74
Expenses recognized in profit or loss:
Retirement benefits	68	39
Other employee benefits	(3)	6
Total	65	45

28.1.	Retirement benefits

Description of obligations in connection with defined benefit plans

Retirement obligations include retirement and other post-employment benefits, including termination benefits. The corresponding obligations mainly concern employees working in the United States, the United Kingdom and France. These three countries represent 87% of the Group’s total obligations.

In France, these obligations mainly include termination benefits, a closed IRP RP defined benefit plan, and an “ARS” supplementary retirement plan. The main characteristics of these plans are as follows:

•

The IRP RP plan is for all current and retired employees who contributed to the plan prior to its closure. It offers a full benefit guarantee compared to the end-of-career salary, and has no longer applied since the 1970s.

•

The ARS plan is for executives. It sets a level of benefits independently of the change in mandatory plan benefits and is subject to conditions, end-of-career salary, retirement age and seniority in the Group. This plan is supplemented depending on the vested rights of executive managers.

In the US, they are mainly related to defined benefit plans:

•	The “Pension Equity Plan” enabling the acquisition of increasing capital according to age brackets. This plan was closed in 2003 and replaced by a defined contribution plan.
•	The “Hourly Plan” providing for the acquisition of a percentage of salary by year of service (resulting from negotiations with trade unions);
•	The “Restoration Plan” covering the portion of salary exceeding the limits of the “Pension Equity Plan” or granting specific guarantees to a very small group of senior executives.

In the United Kingdom, there is mainly a defined benefit plan setting a salary percentage acquisition rate per year of service. This plan was closed in 2003 and replaced by a defined contribution plan which provides for a contribution rate according to age brackets.

An actuarial valuation of defined benefit obligations is performed at least once a year at the balance sheet date by independent actuaries.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	62

Actuarial assumptions

These calculations include the following assumptions: probability of retaining employees in the Group, future salary increases and a retirement age of between 60 and 65 years old depending on location and applicable laws.

The main actuarial assumptions used to measure defined benefit plan obligations are as follows:

(in millions of euros)	At December 31, 2005			At December 31, 2004
	France	US	UK	France	US	UK
Discount rate	4.00%	5.50%	4.90%	5.00%	5.75%	5.80%
Salary increase rate	3.00%	3.50%	3.25%	2.80%	3.50%	4.15%
Retirement pension increase rate	2.00%	2.50%	2.75%	1.80%	2.50%	2.55%
Mortality table	INSEE TV/TD 2002	“1983 Group Annuity Mortality Tables”	“PA90 rated down 2 years”	INSEE TV/TD 1998	“1983 Group Annuity Mortality Tables”	“PA90 rated down 2 years”

Assumptions relating to mortality tables are based on published statistical and historical data for each country.

Rate of return on plan assets

Plan assets are comprised of the following:

(in percentage)	2005	2004
Shares	61.7%	58.0%
Bonds	30.1%	24.2%
Other	8.2%	17.8%

These plan assets do not include any Rhodia financial instruments or real estate assets owned by the Group.

The expected rate of return is determined based on the allocation of assets and expected yield projections given past trends.

(in millions of euros)	At December 31, 2005			At December 31, 2004
	France	US	UK	France	US	UK
Expected rate of return on assets	N/A	7.50%	8.00%	N/A	7.50%	8.00%

In France, retirement benefit obligations are not invested in funds and Rhodia is therefore totally responsible for making these payments.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	63

Obligations recognized in the balance sheet

Obligations recognized in the balance sheet break down as follows:

(in millions of euros)	At December 31, 2005	At December 31, 2004
Present value of unfunded obligations	928	816
Present value of funded obligations	1,639	1,368
Present value of total obligations	2,567	2,184
Fair value of plan assets	(1,327)	(1,186)
Net value of obligations	1,240	998
Unrecognized past service cost	(5)	–
Net present value of recognized obligations	1,235	998
Balance sheet amounts:
Assets	(6)	–
Liabilities	1,241	998

During fiscal year 2005, the French termination benefits plan was amended for certain employees as a result of the classification of the Pont-de-Claix site as being eligible for the early retirement benefits paid to asbestos workers.

Past service costs not yet amortized relating to the amendment of this plan amounted to €5 million and will be recognized in profit or loss based on the residual vesting period which on average is 7 years.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	64

Analysis of the net present value of the recognized obligation

The present value of the obligations and the fair value of the assets break down as follows:

(in millions of euros)	At December 31, 2005	At December 31, 2004
Present value of obligations at the beginning of the period	2,184	2,208
Cost of services rendered	32	32
Interest cost	119	121
Benefits paid	(166)	(153)
Employee contributions	4	4
Past service cost	5	–
Actuarial gains and losses	297	16
Currency translation differences	91	(21)
Business combinations	(3)	1
Curtailments and settlements	4	(24)
Present value of obligations at the end of the period	2,567	2,184
Fair value of plan assets at the beginning of the period	1,186	1,180
Expected return on assets	91	90
Actuarial gains and losses on fund yield	50	15
Employer contributions	34	18
Employee contributions	4	4
Benefits paid	(114)	(101)
Currency translation differences	82	(20)
Business combinations	(2)	–
Curtailments and settlements	(4)	–
Fair value of assets at the end of the period	1,327	1,186
Net present value of the obligation	1,240	998
Unrecognized past service cost	(5)	–
Net present value of the recognized obligation	1,235	998

The net present value of the obligation corresponds to the difference between the present value of the obligations and the fair value of the plan assets.

The breakdown of obligations and assets by geographical area is as follows:

(in millions of euros)	At December 31, 2005			At December 31, 2004
	France	Abroad	Total	France	Abroad	Total
Present value of the obligation	765	1,802	2,567	667	1,517	2,184
Fair value of plan assets	N/A	(1,327)	(1,327)	N/A	(1,186)	(1,186)
Net present value of the obligation	765	475	1,240	667	331	998

Rhodia – Notes to the financial statements for the year ended December 31, 2005	65

The actual rate of return on plan assets amounted to €105 million and €141 million for 2004 and 2005, respectively. The expected rate of return was €90 million for 2004 and €91 million for 2005. Actuarial gains have been recognized to account for the difference between these two amounts, i.e. €15 million for 2004 and €50 million for 2005.

The amount disbursed by the Group with respect to defined benefit plans corresponds to benefits paid to employees (€166 million in 2005), to Rhodia’s contributions to funds (€34 million in 2005), less the benefits paid directly by these funds (€114 million in 2005). This amount totaled €86 million in 2005 and €70 million in 2004 and is estimated at €96 million with respect to 2006.

Expense for the year

The expense relating to retirement benefit obligations breaks down as follows:

(in millions of euros)	2005	2004
Cost of services rendered	32	32
Interest cost	119	121
Expected return on plan assets	(91)	(90)
Past service cost	–	–
Curtailments and settlements	8	(24)
Total expense recognized in profit or loss	68	39

The cost of services rendered is recognized in operating profit or loss by destination. The interest cost and the expected return on plan assets have been recognized in finance costs and finance income, respectively.

The actuarial gains and losses relating to retirement benefit obligations recognized in the statement of recognized income and expense:

(in million of euros)	2005	2004
Actuarial gains and losses recognized in the statement of recognized income and expense	247	1
Cumulative actuarial gains and losses recognized in the statement of recognized income and expense	248	1
Experience adjustments on measurement of obligations – loss/(gain)	39	(48)
Experience adjustments on measurement of plan assets – loss/(gain)	(50)	(15)

Rhodia – Notes to the financial statements for the year ended December 31, 2005	66

Movement in the net obligation recognized under liabilities in the balance sheet

(in millions of euros)	2005	2004
Obligation at January 1	998	1,029
Expense relating to obligations recognized under liabilities in the balance sheet	56	39
Benefits paid	(69)	(70)
Actuarial gains and losses recognized in the statement of income and expense	247	1
Currency translation differences	10	(4)
Effect of business combinations	(1)	3
Obligation at December 31	1,241	998

A 1% increase or decrease in the discount rate would have an 11% increase or decrease on the present value of the obligations of the French entities and a 15% increase or decrease on the present value of obligations of foreign entities.

Using generation mortality tables for French entities would result in a 14% increase in the present value of French retirement benefit obligations.

28.2.	Other employee benefits

Description of obligations and actuarial assumptions

Other benefits granted to employees are mainly comprised of bonuses related to employee seniority in France, the US and the UK. The resulting obligations of defined benefit plans have been measured according to identical methods, assumptions and calculation rates as those used for retirement plans.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	67

Obligations recognized in the balance sheet

The net obligation recognized under liabilities in the balance sheet breaks down as follows:

(in millions of euros)	At December 31, 2005	At December 31, 2004
Net value of unfunded obligation	108	111
Present value of funded obligation	7	7
Present value of total obligation	115	118
Fair value of plan assets	(6)	(4)
Obligation recognized in liabilities	109	114

Analysis of net obligation recognized under liabilities in the balance sheet

The net obligation recognized under liabilities in the balance sheet breaks down as follows:

(in millions of euros)	2005	2004
Present value of obligations at January 1	118	126
Cost of services rendered	4	14
Interest cost	5	5
Benefits paid	(9)	(9)
Actuarial gains and losses	(11)	3
Currency translation differences	8	(5)
Effect of business combinations
Curtailments and settlements	(1)	(16)
Present value of obligations at December 31	114	118
Fair value of plan assets at January 1	4	7
Employer contributions	4	4
Benefits paid	(4)	(4)
Currency translation differences		(3)
Effect of business combinations	1
Fair value of plan assets at December 31	5	4
Net present value recognized under liabilities in the balance sheet	109	114

The amount disbursed by the Group totaled €9 million in 2004 and 2005 and is estimated at €9 million with respect to 2006.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	68

The cumulative effect on ordinary costs and the interest rate expense is immaterial.

Expense for the year

The expense recognized in profit or loss breaks down as follows:

(in million of euros)	2005	2004
Cost of services rendered	4	14
Interest cost	5	5
Actuarial gains and losses	(11)	3
Curtailments and settlements	(1)	(16)
Total expense recognized in the income statement	(3)	6

Movement in the obligation recognized in the balance sheet

The cost of services rendered is recognized in operating profit or loss by destination. The interest cost has been recognized in finance costs.

(in millions of euros)	2005	2004
Obligation at January 1	114	119
Expense relating to obligations recognized under liabilities in the balance sheet	(3)	6
Benefits paid	(9)	(9)
Currency translation differences	5	(2)
Effects of business combinations	2	–
Obligation at December 31	109	114

29. Provisions
29.1. Analysis by type

(in millions of euros)	At December 31, 2005			At December 31, 2004
	More than 1 year	Less than 1 year	Total	More than 1 year	Less than 1 year	Total
Restructuring	22	87	109	23	112	135
Environmental	188	44	232	142	65	207
Other	87	73	160	51	60	111
Total	297	204	501	216	237	453

Rhodia – Notes to the financial statements for the year ended December 31, 2005	69

29.2	Movements over the year

(in millions of euros)	January 1, 2005	Charge	Utilization	Change in scope	Currency translation differences	Other move- ments	December 31, 2005
Restructuring	135	88	(106)	(3)	3	(8)	109
Environmental	207	33	(30)	(16)	29	9	232
Other	111	77	(58)	(42)	22	50	160
Total	453	198	(194)	(61)	54	51	501

Other movements include among others the reclassifications under liabilities classified as held for sale for €51 million.

29.3.	Restructuring

Provisions for restructuring cover the following costs:

(in millions of euros)	At December 31, 2005	At December 31, 2004
Employee expenses	84	102
Site closure costs	25	33
Total	109	135

Employee expenses include costs resulting from miscellaneous departure measures, including early retirement plans. The plans set up include voluntary, i.e. proposed by the employer and accepted by the employee, or involuntary, i.e. at the employer’s sole discretion, departure measures. The provisions relating to involuntary measures are recognized as soon as they are officially announced by executive management to the employee representative bodies of the employees concerned by the detailed implementation plan. The provisions relating to voluntary measures, which form part of restructuring plans, are recognized in the financial statements when these measures are announced to the employees' representatives.

Evolution in 2005

New measures represented €55 million and mainly corresponded to the following transactions:

In France

At the Polyamide unit for €6 million and corresponding to the closure of a textile production site in Arras.

At the Coatis unit, which launched in the last quarter of 2005 the “Horizon” project in order to reorganize its industrial platform in Pont-de-Claix (Isère). This plan includes employee measures which provide for the departure of around 360 employees between now and 2008 as part of the “asbestos” classification of the platform for approximately €8 million.

At the Silcea unit, on the Saint-Fons site (Rhône), following productivity measures in an amount of around €4 million, which includes the loss of 75 jobs.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	70

Foreign operations

At the Novecare unit, on the Oldbury site (UK), the main production site for European Phosphorus and Performance Derivatives, and which notably includes the closure of unprofitable production sites and productivity measures for site support functions, leading to the loss of around 35 jobs for a total cost of €5 million. In addition, the amalgamation of the former HPCII and PPD companies worldwide in the Novecare unit lead to productivity measures within the marketing, commercial and industrial teams for around €4 million.

At the Pharma Solutions unit, productivity measures in UK production units as well as the closure of the US research site resulted in the payment of contractual termination penalties and dismantling costs for a total charge of €9 million. These measures concern activities which are presented under discontinued operations in the income statement.

In addition, in 2005, changes in estimates with respect to previous plans resulted in an additional charge of €33 million.

The continuation of the Group’s reorganization plan, in particular in France, led to an additional charge of €16 million. Restructuring cost re-estimates concerning the main production sites of the Organics unit in France led to an additional charge of €7 million.

Utilizations of provisions relating to employee expenses represent €(88) million and break down as follows:

•

€(70) million in France corresponding to support function plans (including research and development) initiated at the end of 2003 for €(34) million and industrial restructuring plans including the closure of the textile production unit in Arras and the streamlining costs of the Organics, Coatis, and Polyamide units mainly in France.

•

€(10) million in the UK corresponding mainly to streamlining costs at the Avonmouth and Oldbury sites as well as the industrial restructuring plan at the sites of the Pharma Solutions unit launched in 2005.

Evolution in 2004

Charges for new measures represented €163 million in new measures corresponding mainly to:

•

The implementation of a Group reorganization plan for €56 million: This plan mainly involves a reduction in the number of enterprises from 17 to 9, a reduction in headquarter costs and the reorganization of shared services into support functions mainly in France. This reorganization resulted in the loss of 1,325 jobs including around 572 jobs in France.

•	Industrial restructuring plans for €97 million including:

- The plan for the Polyamide unit for €18 million concerning mainly the closure of the Engineering Plastics site at Maioli in Taiwan as well as the reorganization prior to the disposal of the textile production site at Castellaccio in Italy,

- The plan for the Organics unit, relating to productivity improvements and the refocusing of the product portfolio by closing or selling sites. This plan which involves all production sites at this unit totals €20 million.

- The plan for the Rhodia Pharma Solutions unit in England concerning the Annan, Dudley and other North American sites for €19 million.

- The Coatis plan, relating to the closure of the Lille site planned at the end of 2005 and the reorganization of other European sites for €12 million.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	71

Utilizations of provision relating to employee expenses represented €(106) million and mainly corresponded to expenditures for the reorganization plans in 2003 (€(51) million) and 2004 (€(39) million).

These utilizations mainly concern the following plans:

•

€(61) million in France, corresponding mainly to the functional support plan launched at the end of 2003 and industrial reorganization plans, including the costs for the closure of the Rouen tri-polyphosphate production unit and streamlining costs for the sites of the Organics unit,

•	€(17) million in North America, corresponding, in particular, to expenditures for administrative productivity measures initiated at the end of 2003,
•	€(16) million in the UK mainly relating to the costs for the closure of the Whitehaven and Clayton sites as well as industrial reorganizations undertaken at the Pharma Solutions unit in 2003.
29.4.	Environment

Rhodia periodically assesses its environmental liabilities and future possible remediation measures.

As indicated in Note 3, this provision is calculated based on future discounted cash flows.

The discount rates used at December 31, 2005 are set up by geographical area based on inflation and risk-free interest rate (government bonds) over the probable term of the remediation obligations related to the sites.

	5 years	10 years	20 years
France	1.50%	1.50%
UK	2.25%		2.00%
US	2.00%	2.00%
Brazil			5.25%

At December 31, 2005, provisions related to environmental risks totaled €232 million, compared to €207 million at December 31, 2004.

The main provisions by geographical area are as follows:

(in millions of euros)	At December 31, 2005	At December 31, 2004
South America	87	67
North America	55	46
France	60	56
United Kingdom	28	22
Rest of Europe	2	16
Total provisions related to environmental risks	232	207

Rhodia – Notes to the financial statements for the year ended December 31, 2005	72

The South American area mainly covers sites located in Brazil, in particular the Cubato site. The North American area principally covers the sites located in the US, notably the Silver Bow, New Brunswick and Martinez sites. In France, these provisions include the La Rochelle, Thann, and Mulhouse sites and several former mining sites. In the UK, they mainly cover the Staveley, Whitehaven and Oldbury Rattlechain sites.

Nearly all of the provisions relate to sites or activities which have been shut down, some of them even before the creation of Rhodia.

Evolution in 2005

A net charge of €33 million was recognized and breaks down as follows:

•

€19 million corresponding to additional provisions of insignificant individual amounts with respect to previously recognized provisions, including €2 million for the New Brunswick site in the US and €2.5 million for the Oldbury site in the UK.

•

€14 million corresponding to the decrease in the discount rate which mainly affected provisions relating to the long-term remediation plans of 3 sites: €1 million for the Cubatao site in Brazil, €5 million for the Staveley site in the UK, and €2 million for the La Rochelle site in France.

Utilizations of provisions amounted to €(30) million and mainly concern the sites of:

•	Cubatao and Paulinia in Brazil for €(8) and €(2) million, respectively.
•	Martinez, New Brunswick and Silver Bow in the US for €(4), €(2) and €(1) million, respectively.

A reversal in the amount of €(6) million corresponding to remediation plan re-estimates.

The €(16) million decrease in the provision for the Rest of Europe relates to the disposal of the Phosphate and Sulfuric acid unit in Rieme, Belgium.

The interest accretion effect results in a €(12) million increase in the provision.

Evolution in 2004

The provisions recognized at December 31, 2004 for €69 million relate to:

•	the Cubatao site in Brazil for €43 million as a result of the inclusion of new elements involving the technical possibilities for the off-site treatment of polluted land.
•	the Staveley site for €12 million due to new obligations resulting from the termination of activities and the planned closure of the site.

Contingent environmental liabilities and re-estimates

Based on current information, management estimates that it does not have probable liabilities for environmental matters other than those provided for at December 31, 2005. However, Rhodia may need to incur additional expenditure if there are changes to existing laws, regulations or their interpretations.

Estimated contingent liabilities before discounting amounting to around €145 million at December 31, 2005 have not significantly changed since December 31, 2004. They mainly relate to the sites in La Rochelle, France, Silver Bow (Montana, US) and Cubatao (Brazil), with respect to the possible obligation to store or treat waste or materials off-site. No provision has been recognized at December 31, 2005 to cover these contingent liabilities in the absence of an actual obligation as of this date.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	73

30.	Trade and other payables

(in millions of euros)	At December 31, 2005	At December 31, 2004
Operating goods and services provider	843	835
Capital expenditure provider	44	39
Employees and social security bodies	190	209
Government and public sector	84	61
Accrued expenses	34	46
Other	76	168
Total	1,271	1,358
31.	Off-balance sheet commitments and contractual obligations

(in millions of euros)	At December 31, 2005	At December 31, 2004
Commitments to purchase
Firm orders for the acquisition of industrial assets	15	21
Commitments for the purchase of goods and services
Commitments for the acquisition of goods	1,996	1,850
Commitments for the acquisition of energy	880	636
Guarantees and lien granted
Guarantees given to associates to guarantee their debt	5	30
Guarantees given to unconsolidated entities to guarantee their debt	7	8
Lien granted	113	81
Commitments in respect of leases (*)	148	132
Total commitments and guarantees given	3,164	2,758
(*) - Exclusive of capitalized leases

Minimum future payments related to operating leases can be analyzed as follows:

(in millions of euros)	At December 31, 2005	At December 31, 2004
Less than one year	24	25
From one to five years	76	62
More than five years	48	45
Total commitments and guarantees given	148	132

Rhodia – Notes to the financial statements for the year ended December 31, 2005	74

Assets pledged can be analyzed as follows:

(in millions of euros)	At December 31, 2005	At December 31, 2004
Property, plant and equipment	11
Financial assets	52	47
Total	63	47

32.	Claims and litigation

The Group is involved in certain litigation in the normal course of its business activities, mainly claims by buyers of businesses sold by Rhodia and civil liability compensation claims related to industrial operations or marketed chemicals.

Provisions are recognized to cover the expenses which could result from these proceedings only when they are probable and their amount may be reasonably quantified or estimated. The amount of provisions recognized is based on an assessment of the risk involved on a case-by-case basis, it being specified that the occurrence of events during proceedings may at any time lead to a reassessment of the risk.

Except for the litigation described below, Rhodia believes that there is no litigation or exceptional issues that, taken individually or as a whole, could have a significant negative impact on its business, financial position or results.

32.1.	Litigation with shareholders

Since April 7, 2005, various complaints have been filed by shareholders, including certain “ERISA” type litigation filed by company employees, against Rhodia as well as certain of its directors and senior management, in the US federal court for the Southern District of New York and in the federal court of the district of New Jersey. On October 21, 2005, the US judicial panel on multidistrict litigation decided to regroup all the pending litigation which was then transferred to the US federal court for the Southern District of New York as one law suit. It was specified nevertheless that the “ERISA” type litigation will be judged by the same court in parallel due to its particularity. The plaintiffs have generally alleged that between April 26, 2001 and March 23, 2004 or March 24, 2005, depending on the plaintiff, certain provisions of the Securities Exchange Acts of 1933 and 1934 were violated, notably in terms of financial communication. The “certification” proceeding should commence and may result in the creation of a “consolidated class action”.

At this stage, Rhodia considers that, for the time being, these are only preliminary steps which will not necessarily succeed. As a result, it is not considered necessary to recognize a provision.

32.2.	Trade litigation
•	Rhodia /Innophos litigation

Rhodia – Notes to the financial statements for the year ended December 31, 2005	75

On November 8, 2004, Rhodia received from Innophos, a subsidiary of Bain Capital, a complaint originating from Mexico’s National Water Commission relating to water use at the Coatzacoalcos site during the period from 1998 to 2002. The total claim amounts to approximately 1.5 billion Mexican pesos (around €100 million), including user fees, interest and penalties. The Coatzacoalcos site was part of the specialty phosphates business that was sold in August 2004 to Bain Capital, giving rise to the creation of a new company, Innophos. To best protect its interests, Rhodia then informed Bain that it was willing to assume direct responsibility, subject to certain legal reservations, for resolving this matter with the Mexico National Water Commission. Since then, Rhodia has worked closely with Innophos to prepare a response, which was filed in Innophos’ name on January 17, 2005. The amount of the initial claim was lowered following the application made by Rhodia to the administrative authority to reconsider and materialized by a decision rendered on August 29, 2005. The total amount of the revised claim is approximately €16.5 million. Rhodia still believes that stronger arguments exist in its defense and with respect thereto made public on November its imminent demand to cancel the claim pending before the Mexican federal administrative and tax courts. Based on its analysis of the merits of the case, Rhodia considers that it is not necessary to recognize a provision in respect to this claim.

•	Adisséo litigation

Following a fire at its Roches de Condrieu site on May 22, 2003, Rhodia Eco Services Sulfurique had to invoke force majeure in connection with its performance under a contract with Adisséo to supply hydrogen sulfide. Adisséo immediately sought compensation and demanded damages of €380,000 (contractual penalty for interruption in the supply of hydrogen sulfide). Adisséo subsequently sought to exercise its call option, which would result in the transfer of Rhodia Éco Services Sulfurique’s hydrogen sulfide and carbon sulfide business to Adisséo for €1. Finally, On November 21, 2004, an additional demand was sent to Rhodia Eco Services Sulfurique. This dispute is currently in arbitration before the French arbitration association, the A.F.A. (Association Française d’Arbitrage). Rhodia believes that all of Adisséo’s claims, totaling €27 million, are without merit, and as a result has not recognized a provision. The arbitral sentence is expected to be rendered in the third quarter of 2006 at the latest.

•	Rhodianyl/KoSa France Holding Arbitration

On October 1, 2004, KoSa France Holding (new Rhodianyl partner in the Butachimie Joint Venture) launched a counter-arbitration proceeding (ICC) parallel to the arbitration (ICC) currently underway between Rhodianyl and DuPont France (its former partner in the Butachimie Joint Venture), to overturn the expected sentence in the Rhodianyl/DuPont France proceeding. In this initial arbitration, Rhodianyl requested the arbitration court to recognize the inexistence of a geographical limitation to the sale, export or use of DNA produced by Butachimie. This position was settled in favor of Rhodianyl in the final June 13, 2005 award (final award which may not be appealed). Under these conditions, the main demands made as part of the counter-arbitration proceeding by KoSa France Holding –for an initial amount of around €37 million reduced to €21.5 million in January 2006, to which should be added, according to KoSa, the amount of sales that will be generated in 2006 until the arbitration award is rendered, or alternatively and on a subsidiary basis an amount of €147 million – are without merit and do not appear to have been received favorably by the ICC. The arbitration award should be rendered between now and the third quarter of 2006. Rhodia has not recognized any provision relating to this dispute.

32.3.	Commitments linked to disposals

In connection with disposals made in 2005 and previously, Rhodia provided the usual warranties related to accounting, tax and employee matters

In 2005, no warranty was triggered as part of disposals made during the year.

In 2004, these warranties were only triggered in a significant manner in the following cases:

•	Sale of the phosphates business in North America to Innophos Inc. against which a claim was filed by the Mexican National Water Commission under the conditions detailed in Note 32.2.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	76

In connection with the sale of this business, Rhodia agreed to confirm the terms of an existing contract for the supply of sulfuric acid until 2018. Since the prices are below market, this contract was considered to be an onerous loss-making contract and Rhodia recognized a provision based on trends in sulfur market prices and the volume requirements of the beneficiary (€3 million at December 31, 2005 and €7 million at December 31, 2004). This provision covers the present value of expected losses on this contract over the next five years, as reasonable estimates beyond this timeframe are not available.

In 2002, Rhodia sold the phenol, HCL (hydrochloric acid) and soda ash business to a group of investors. As part of the sale, Rhodia granted an interest-bearing vendor credit for a total principal of €22 million. Repayment is subject to the repayment of the new group’s bank debt relating to the acquisition.

The HCL and Test Run Guarantees have been satisfied; however, certain other guarantees remain:

•

a guarantee was granted to the purchaser in respect of HCL Removal Service for €5 million during one year, declining to €4 million in the following four years in order to guarantee the supply of HCL by Rhodia. Compliance with this guarantee only depends on factors controlled by Rhodia.

•	finally, purchase price adjustments in favor of Rhodia, limited to €7 million, based on the contribution of the HCL activity to the new group. This clause has no time limit.
•

a guarantee to cover financing costs to ensure compliance with European environmental regulations limited to €4 million. This guarantee was triggered in January 2006 and a provision was recognized at December 31, 2005.

33.	Related party transactions

Due to its minority interest in the share capital of the Group, Sanofi-Aventis is no longer considered to be a related party.

33.1.	Transactions with joint ventures and associates

Transactions with joint ventures and associates are performed at arm’s length under normal market conditions.

33.2.	Compensation and benefits paid to key Group executives

Key executives of the Group are defined as being company officers or are either directors of the Rhodia Group or members of the Executive Committee.

Amounts incurred during the year (salaries) and existing obligations estimated at year end (other elements):

(in thousands of euros, except for subscription options)	2005	2004
Wages, charges and short-term benefits	5,639	5,923
Accumulated retirement and other post-employment benefits	11,435	5,012
Severance payments (1)	4,179	8,303
Total stock subscription options granted	3,146,206	2,539,003

(1) Severance payments acquired correspond to the commitments undertaken by Rhodia for the Group’s key managers in the event of employment contract termination.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	77

Amounts paid during the year:

(in thousands of euros, except for subscription options)	2005	2004
Wages, charges and short-term benefits	6,185	3,527
Retirement and other post-employment benefits
Severance payments (1)		2,311
Stock subscription options granted		920,500

(1) Severance payments paid in 2004 totaled €2.3 million and involve the departure of two members of the Group’s Executive Management Committee.

33.3.	Loans granted to key Group executives

At December 31, 2005, no loans had been granted to any key Group executives.

34.	Share-based payments

Rhodia S.A. has granted stock subscription options to certain of its executive managers and employees. All of these option plans are payable in shares over the vesting periods mentioned below. Stock subscription options not definitively vested are lost if one of the beneficiaries of these plans leaves the Group for a reason other than retirement. Those options definitively vested are exercisable over a limited period of time depending on the reason of the departure.

During 2005, the Board of Directors did not grant any new stock option plans.

In 2004, in accordance with the authorization granted by the shareholders at the Ordinary General Meeting of May 21, 2002, the Rhodia Board of Directors decided at its June 17, 2004 meeting to create two stock subscription option plans. Options covering 2,665,500 shares (327 participants) and 1,372,500 shares (81 participants) were granted. The conditions for exercising the options under the second option plan are based on meeting certain financial targets in 2006.

Options granted under the 2004 plans are exercisable over an eight-year period, with a holding period of four years for French tax residents and three years for foreign tax residents as from the grant date by the Board of Directors.

Options granted under the 2001, 2002 and 2003 plans are exercisable over a twelve-year period, with a holding period of four years for French tax residents and three years for foreign tax residents as from the grant date by the Board of Directors.

Options issued under the 1998, 1999 and 2000 plans are exercisable over a ten-year period, with a holding period of five years for French tax residents and three years for foreign tax residents as from the grant date by the Board of Directors.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	78

In accordance with IFRS 2, only plans granted on or after November 7, 2002 and not vested at January 1, 2005 are measured and recognized in employee expenses. Main changes in the stock option plans outstanding at December 31, 2005:

	2005		2004
	Shares	Weighted- average exercise price (in €)	Shares	Weighted- average exercise price (in €)
Options outstanding at January 1	22,998,627	6.08	9,972,809	13.89
Options granted	–	–	4,038,000	1.50
Options forfeited (1)	(647,742)	5.30	(411,190)	7.55
Options expired (1)
Adjustment to options outstanding (2)	4,289,178	–	9,399,008	–
Options outstanding at December 31	26,640,063	5.12	22,998,627	6.08
Options exercisable at December 31	16,028,330	6.64	7,580,313	7.86

(1) Stock subscription options forfeited during the year before and after 2004 and 2005 capital increases.

(2) After the capital increases which took place on May 7, 2004 and December 20, 2005, Rhodia adjusted the exercise price and the number of options outstanding in accordance with the French Commercial Code and applicable regulations to stock option plans.

At December 31, 2005, no options granted by the Board of Directors have been exercised.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	79

The following table shows the main features of the stock option plans outstanding at December 31, 2005:

Stock Option Plan	1998 Plan	1999/1 Plan	1999/2 Plan	2000/1 Plan	2000/2 Plan	2001 Plan	2002 Plan	2003 Plan	2004 Plan A	2004 Plan B
Date of shareholders’ meeting approval	05/13/1998	05/13/1998	05/13/1998	05/13/1998	04/18/2000	04/18/2000	04/18/2000	05/21/2002	05/21/2002	05/21/2002
Date of grant, as approved by the Board of Directors	06/24/1998	02/23/1999	02/23/1999	03/30/2000	09/27/2000	03/16/2001	03/20/2002	05/28/2003	06/17/2004	06/17/2004
Exercise period for persons resident in France for tax purposes	5 years from 06/24/03	5 years from 02/23/04	5 years from 02/23/04	5 years from 03/30/05	–	8 years from 03/16/05	8 years from 03/20/06	8 years from 05/28/07	4 years from 06/17/08	4 years from 06/17/08
Exercise period for persons not resident in France for tax purposes	7 years from 06/24/01	7 years from 02/23/02	7 years from 02/23/02	7 years from 03/30/03	7 years from 09/27/03	9 years from 03/16/04	9 years from 03/20/05	9 years from 05/28/06	5 years from 06/17/07	5 years from 06/17/07
Original options granted	1,600,000	1,580,000	1,200,000	2,100,000	150,000	2,580,267	2,000,000(d)	1,312,948(e)	2,665,500	1,372,500
Original options granted to the Board of Directors and Executive Committee (a)	80,000	93,500	60,000	207,000	–	237,000	178,045	102,500	354,000	555,000
Original exercise price (€)	21.34	15.00	15.00	17.14	16.26	15.70	12.04(c)	5.50(c)	1.50	1.50
Maximum term (years)	10	10	10	10	10	12	12	12	8	8
Weighted–average remaining contractual life, December 31 (years)	2.5	3.2	3.2	4.2	–	7.2	8.2	9.4	6.5	6.5
Adjusted exercise price, December, 31 (f)	9.08	6.38	6.38	7.29	–	6.68	5.12(c)	2.34(c)	1.26	1.26
Weighted–average exercise price, December 31	9.08	6.38	6.38	7.29		6.68	5.23	2.62	1.26	1.26
Weighted–average exercise price of exercisable options, December 31	9.08	6.38	6.38	7.29		6.68	5.12
Options outstanding, January 1	33,640	2,769,563	2,064,562	3,496,850	98,629	4,453,258	3,611,352	2,483,273	2,637,000	1,350,500
Options forfeited January, 1 to December, 20	(395)	(23,795)	(18,952)	(53,393)	(98,629)	(98,098)	(93,950)	(78,213)	(100,200)	(16,000)
Options outstanding, at December, 20, before the preferred subscription rights offering	33,245	2,745,768	2,045,610	3,443,457		4,355,160	3,517,402	2,405,060	2,536,800	1,334,500
Adjustment to outstanding options as a result of the preferred subscription rights offering (f)	6,363	525,310	391,413	658,803		833,299	673,014	460,266	485,404	255,306
Options granted	–	–	–	–	–	–	–	–	–	–
Options forfeited December, 21 to December 31	–	–	–	–	–	–	–	–	(26,804)	(39,313)
Options outstanding, December 31	39,608	3,271,078	2,437,023	4,102,260	–	5,188,459	4,190,416	2,865,326	2,995,400	1,550,493
Options outstanding with the Board of Directors and Executive Committee (b)	–	219,717	140,996	486,429	–	556,926	418,390	240,868	421,716	661,164
Options exercisable, December 31	39,608	3,271,078	2,437,023	4,102,260	–	5,188,459	989,902	–	–	–
Options exercisable by the Board of Directors and Executive Committee (b)	–	219,717	140,996	486,429	–	556,926	–	–	–	–
Number of participants at December 31	12	311	309	434	–	660	471	493	306	77

Rhodia – Notes to the financial statements for the year ended December 31, 2005	80

(a) Historical data

(b) Actual data

(c) Due to a personal commitment, Mr. Tirouflet accepted that the exercise price of his options would be set at €15 (after the 2004 and 2005 adjustments, this price was reduced to €6.38).

(d) Simultaneously with this plan, the Board of Directors also decided to set up a second option plan granting 1,000,000 options to 123 participants. These options became null and void as a result of failure to satisfy exercise conditions at December 31, 2002.

(e) Simultaneously with this plan, the Board of Directors also decided to set up a second option plan granting 643,000 options to 108 participants. These options became null and void as a result of failure to satisfy exercise conditions at December 31, 2003.

(f) After the capital increases which took place on May 7, 2004 and December 20, 2005, Rhodia adjusted the exercise price and the number of options outstanding in accordance with the French Commercial Code and applicable regulations to stock option plans.

The weighted average residual term of stock options was 6.10 years in 2005 and 7.10 years in 2004.

The fair value of stock options was estimated using the Black-Scholes model and the following assumptions:

(in millions of euros)	2005	2004
Term of the options	–	4 to 5 years
Volatility	–	35%
Expected dividend return rate	–	0.00%
Risk-free interest rate	–	4.40%

The estimated term of these instruments assumes that the options are exercised in the year following their definitive vesting. The expected volatility has been established using the historical volatility of the stock price. Volatility measures the fair value of the services rendered by referring to the fair value of equity-based instruments granted. This fair value is measured at the grant date and expensed as services are received. The risk-free interest rate is calculated using the historical risk-free interest rate at the grant date of the options. The weighted average fair value of the options, with an exercise price at the 2004 grant date, was €0.27. The second 2004 stock option plan is subject to exercise conditions based on meeting certain financial targets in 2006. When measuring the fair value of these options, the assumption under which certain financial targets must be met in 2006 was adopted.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	81

No new stock options were granted in 2005.

The expense incurred during the period relating to services compensated by equity-based instruments total less than €1 million at December 31, 2005 and 2004.

35.	Subsequent events

The financial statements were approved on February 28, 2006 by the Board of Directors of Rhodia.

Events subsequent to the balance sheet date which could have an impact on the financial statements are as follows:

35.1.	Sale of assets

Since December 31, 2005, Rhodia has finalized the sale of its Latex business to the US group Hexion Specialty Chemicals.

As indicated in Note 12, the assets and liabilities allocated to these businesses have been reclassified under “Assets and liabilities classified as held for sale” in the balance sheet at December 31 and measured at the lower of net carrying value or fair value less costs to sell. The completion of this sale should not therefore have any impact on the 2006 income statement.

35.2.	Financing plans

As indicated in Note 26, on January 24, 2006, Rhodia completed the early redemption of a portion of its “High-Yield” notes as follows:

•	The maximum authorized nominal amount, i.e. 35% of the nominal amount of its “High-Yield” Senior 10.50% notes issued in euros and maturing in 2010,
•	21.6% of the nominal value of the ”High-Yield” Senior Subordinated 9.25% notes issued in euros, both maturing in 2011.

The principal amounts redeemed totaled €310 million and €128 million. This early redemption resulted in the payment of a premium of around €39 million. This transaction enabled Rhodia to reduce its debt-related interest expense by approximately €38 million per annum in 2006.

36.	Use of estimates

In order to prepare financial reports in accordance with generally accepted accounting principles, Rhodia management must make estimates and assumptions that affect not only the amounts shown for assets and liabilities and the information provided on possible assets and liabilities at the date the reports are prepared, but also the amounts shown for income and expense for the period.

Management continually revises its estimates and assumptions on the basis of past experience and various other factors that it deems reasonable. Its judgments as to the carrying amount of asset and liability items are based on these estimates and assumptions. Actual results could differ significantly from these estimates if conditions prove different from those assumed.

The sensitivity of the various items presented in the consolidated financial statements is described in the notes relating to such items.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	82

37.	Scope of consolidation

In 2005, the scope of consolidation included 138 companies, including 125 subsidiaries, 9 jointly controlled entities, and 4 associates.

SUBSIDIARIES	COUNTRY	%
RHODIA ACETOW GMBH	Germany	100.00
RHODIA DEUTSCHLAND GMBH	Germany	100.00
RHODIA GMBH	Germany	100.00
RHODIA PERFORM.FIBRES GMBH	Germany	100.00
RHODIA SILICON GMBH	Germany	100.00
RHODIA SPECIALTY SILICON GMBH	Germany	100.00
RHODIA POLIAMIDA SUCURSAL ARGENTINA	Argentina	100.00
RHODIA CHEMICALS PTY	Australia	100.00
RHODIA AUSTRALIA PTY	Australia	100.00
RHODIA BELGIUM	Belgium	100.00
ALAVER SA	Brazil	100.00
RHODIA BRAZIL LTDA	Brazil	100.00
RHODIA POLIAMIDA BRASIL	Brazil	100.00
RHODIA POLIAMIDA LTDA	Brazil	100.00
RHOPART - PART SERVICIOS E COMERCIO LTDA	Brazil	100.00
ZAMIN COMPANY S/A	Brazil	100.00
RHODIA CANADA INC	Canada	100.00
RHODIA ENGINEERING PLASTICS INC - CAD	Canada	100.00
LUOPING PHOSPHORUS CHEMICAL	China	50.00
RHODIA (SHANGHAI) INTERN. TRADING CO LTD	China	100.00
RHODIA CHINA CO LTD	China	100.00
RHODIA PERFUMERY WUXI CO LTD	China	100.00
RHODIA SILICA QINGDAO CO LTD	China	100.00
RHODIA SILICONES SHANGHAI CO LTD	China	100.00
RHODIA SPECIALITY CHEMICALS WUXI-CHINE	China	100.00
RHODIA WUXI PHARMACEUTICAL CO LTD	China	100.00
RUOHAI FINE CHEMICALS	China	100.00
BEIJING RP EASTERN CHEMICAL LTD	China	70.00
RHODIA HENGCHANG ZHANGJIAGANG SPEC CHEM	China	70.00
RHODIA SHANGHAI ENGINEERING PLACTICS CO	China	66.00
BAOTOU RHODIA RARE EARTHS CO LTD	China	55.00
LIYANG RHODIA FOUNDER RARE EARTH NEW MAT	China	70.00
RHODIA ZHENGJIANG CHEMICAL CO LTD	China	100.00
RHODIA POLYAMIDES CO LTD	South Korea	100.00
RHODIA SILICA KOREA	South Korea	100.00
CONUBEN SL	Spain	100.00
RHODIA HPCII - ESPAGNE	Spain	100.00
RHODIA IBERIA SA	Spain	100.00
RHODIA SILICONAS ESPANA	Spain	100.00
ALCOLAC INC	United States	100.00
HEAT TREATMENT SERVICES INC	United States	100.00
RHODIA CHIREX AMERICA INC	United States	100.00
RHODIA ELECTRONICS & CATALYSIS INC	United States	100.00
RHODIA ENGINEERING PLASTICS CORP- USA	United States	100.00
RHODIA FINANCIAL SERVICES INC	United States	100.00
RHODIA HOLDINGS INC	United States	100.00

Rhodia – Notes to the financial statements for the year ended December 31, 2005	83

RHODIA INC	United States	100.00
RHODIA INDIA HOLDINGS INC	United States	100.00
RHODIA PHARMA SOLUTIONS INC	United States	100.00
CEVCO – CENTR. ELECTR. A VAPEUR PONT DE CLAIX	France	100.00
CHLORALP	France	100.00
RHODIA ACETOL	France	100.00
RHODIA CHIMIE	France	100.00
RHODIA ELECTRONICS & CATALYSIS	France	100.00
RHODIA ENERGY	France	100.00
RHODIA ENERGY GHG	France	100.00
RHODIA ENGINEERING PLASTICS SA	France	100.00
RHODIA FINANCES	France	100.00
RHODIA HPCII	France	100.00
RHODIA INTERMEDIAIRES	France	100.00
RHODIA LABORATOIRE DU FUTUR	France	100.00
RHODIA ORGANIQUE	France	100.00
RHODIA P.I. BELLE ETOILE	France	100.00
RHODIA P.I. CHALAMPE	France	100.00
RHODIA PARTICIPATIONS	France	100.00
RHODIA PERFORM.FIBRES SAS	France	100.00
RHODIA POLYAMIDE INTERMEDIATES	France	100.00
RHODIA PPMC	France	100.00
RHODIA RECHERCHES ET TECHNOLOGIES SAS	France	100.00
RHODIA SA	France	100.00
RHODIA SERVICES	France	100.00
RHODIA SILICES	France	100.00
RHODIA SILICONES	France	100.00
RHODIANYL SNC	France	100.00
GIE SPIRAL	France	84.30
GIE OSIRIS	France	58.41
RHODIA HONG KONG CO LTD	Hong Kong	100.00
A&W CHEMICALS (INDIA) LTD	India	72.93
CEIMIC-RE LTD	Ireland	100.00
RHODIA ENGINEERING PLASTICS SRL	Italy	100.00
RHODIA GERONAZZO	Italy	100.00
RHODIA ITALIA SPA	Italy	100.00
RHODIA SILICONI ITALIA SPA	Italy	100.00
RHODIA JAPAN	Japan	100.00
ANAN KASEI CO LTD	Japan	67.01
RHODIA NICCA LTD	Japan	60.00
RHODIA INDUSTRIAL YARNS SIA	Latvia	100.00
RHODIA CONS. SPEC. MALAYSIA SDN BHD	Malaysia	100.00
RHODIA DE MEXICO SA DE CV	Mexico	100.00
RHODIA ESPECIALIDADES	Mexico	100.00
RHODIA FINANCE INTERNATIONAL BV	The Netherlands	100.00
RHODIA INTERNATIONAL HOLDINGS BV	The Netherlands	100.00
RHODIA NEDERLAND	The Netherlands	100.00
RHODIA POLYAMIDE POLSKA	Poland	100.00
HOLMES CHAPEL TRADING LTD	United Kingdom	100.00
RHODIA ECO SERVICES LTD	United Kingdom	100.00
RHODIA ENGINERING PLASTICS LTD	United Kingdom	100.00
RHODIA FOOD INGREDIENTS LTD	United Kingdom	100.00
RHODIA HOLDING LTD	United Kingdom	100.00
RHODIA HPCII LTD	United Kingdom	100.00

Rhodia – Notes to the financial statements for the year ended December 31, 2005	84

RHODIA INDUSTRIAL SPECIALTIES LTD	United Kingdom	100.00
RHODIA INTERNATIONAL HOLDINGS LTD	United Kingdom	100.00
RHODIA LTD	United Kingdom	100.00
RHODIA ORGANIQUE FINE LTD	United Kingdom	100.00
RHODIA OVERSEAS LTD (ROL)	United Kingdom	100.00
RHODIA PHARMA SOLUTIONS (ANNAN) LTD	United Kingdom	100.00
RHODIA PHARMA SOLUTIONS HOLDINGS LTD	United Kingdom	100.00
RHODIA PHARMA SOLUTIONS LTD	United Kingdom	100.00
RHODIA REORGANISATION LTD	United Kingdom	100.00
RHODIA UK LTD	United Kingdom	100.00
RP TEXEL LTD (MARSCHALL EUROZYMES LTD)	United Kingdom	100.00
OOO SERTOW	Russia	100.00
AW ASIA PACIFIC HOLDINGS PTE	Singapore	100.00
RHODIA ASIA PACIFIC PTE LTD	Singapore	100.00
RHODIA INDUSTRIAL YARNS AS	Slovakia	100.00
RHODIA CAPITAL MARKET	Switzerland	100.00
RHODIA INDUSTRIAL YARNS AG	Switzerland	100.00
PARTICIPATIONS CHIMIQUES-RHODIA	Switzerland	99.99
SOPARGEST - PARTICIP. ET GESTIONS “J”	Switzerland	99.98
RHODIA THAI HOLDING	Thailand	100.00
RHODIA PPMC THAILAND LTD	Thailand	100.00
RHODIA THAI INDUSTRIES	Thailand	74.00
FAIRWAY INVESTIMENTOS	Uruguay	100.00
RHODIA ACETOW VENEZUELA SA	Venezuela	100.00
RHODIA SILICES DE VENEZUELA C.A.	Venezuela	100.00

JOINT VENTURES	COUNTRY	%
WARMEVERBUNDKRAFTWERK FREIBURG GMBH	Germany	47.50
JADE FINE CHEMICALS WUXI CO LTD	China	60.00
PRIMESTER	United States	50.00
POLIMER IBERIA	Spain	50.00
BUTACHIMIE	France	50.00
COGENERATION CHALAMPE	France	50.00
RHODIGAZ	France	50.00
HINDUSTAN GUM & CHEMICALS LTD	India	50.00
RHODIA MANYAR	Indonesia	50.00

ASSOCIATES	COUNTRY	%
YING LONG	China	49.00
GIE CHIMIE SALINDRES	France	50.00
NYLSTAR NV	The Netherlands	50.00
ENERGO-STIL SP ZOO	Poland	25.00

38.	Note on transition to IFRS 2004
38.1	Context of the publication

As mentioned in Note 2.1, the Group’s consolidated financial statements for the year ended December 31, 2005 were prepared for the first time in accordance with International Financial Reporting Standards (IFRS).

The comparative financial information for 2004 were prepared on the same basis.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	85

The principal differences between the previously applied French GAAP and IFRS at the transition date (January 1, 2004) and at December 31, 2004 are described in this note.

The preparation of the comparative 2004 financial information is based on the following:

-	IFRS standards and interpretations which are mandatory at December 31, 2005;
-	IFRS standards and interpretations mandatory after 2005 that the Group has decided to adopt early;
-	options and exemptions that Rhodia used to prepare its first IFRS consolidated financial statements in 2005.

38.2  Standards and interpretations applied for the preparation of the comparative financial information for 2004

Presentation of the standards applied

IFRS has been applied with retrospective effect in the opening balance sheet at the transition date (January 1, 2004), with the exception of certain optional or mandatory exemptions specified in IFRS 1, First-time adoption of International Financial Reporting Standards. These exemptions are presented below.

Description of the accounting options related to first-time adoption of IFRS.

In accordance with the provisions of IFRS 1, First-time adoption of International Financial Reporting Standards, which allows first-time adopters to choose certain exemptions, Rhodia elected the following choices regarding the retrospective restatement of assets and liabilities for the preparation of the IFRS opening balance at January 1, 2004

–

Business combinations: the Group elected not to restate business combinations prior to January 1, 2004. Consequently, this means that purchased goodwill was not adjusted retrospectively as January 1, 2004;

–

Retirement and similar benefits: the Group elected to recognize unamortized actuarial liabilities at January 1, 2004 as a deduction from equity. This adjustment results in a €663 million decrease in opening equity at January 1, 2004;

–

Currency translation differences: the Group reclassified currency translation differences relating to the translation of foreign subsidiaries’ financial statements at January 1, 2004 to the reserve for undistributed earnings. This reclassification has no impact on total equity in the opening balance sheet. The IFRS currency translation differences are zero at January 1, 2004;

–	Share-based payments: the Group elected to apply IFRS 2, Share-based payment, to account for share payment plans granted on or after November 7, 2002 but not yet vested at January 1, 2005;
–	Financial instruments: IAS 32, Financial instruments: disclosure and presentation, and IAS 39, Financial instruments: recognition and measurement, have been applied from January 1, 2004;
–

Property, plant and equipment: the Group elected not to use the exemption of IFRS 1 allowing it to revalue its property, plant and equipment to fair value at the IFRS transition date. The Group’s property, plant and equipment therefore continue to be carried at historical cost less depreciation and amortization and impairments..

For all other IFRSs, the entry values of the assets and liabilities at January 1, 2004 have been adjusted retrospectively as if these standards had always been applied.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	86

Summary of the impacts on the main financial aggregates

(in millions of euros)
	Year ended December 31, 2004
	IFRS	French GAAP	Difference
Net sales	5,146	5,281	(135)
Operating loss	(188)	(348)	160
Net loss attributable to the equity holders of Rhodia SA	(641)	(625)	(16)
Equity attributable to equity holders of Rhodia SA	(546)	70	(616)
Net financial indebtedness	2,354	1,929	425

Rhodia – Notes to the financial statements for the year ended December 31, 2005	87

38.3	Reconciliation of the balance sheet and income statement in accordance with French GAAP and IFRS

(in millions of euros)	At January 1, 2004			At December 31, 2004
	French GAAP	IFRS adjustments	IFRS	IFRS
Property, plant and equipment	2,526	316	2,842	2,245
Goodwill	437	–	437	226
Other intangible assets	132	18	150	139
Investments in associates	123	(79)	44	3
Other non-current financial assets	675	(426)	249	226
Deferred tax assets	161	22	183	99
Non-current assets	4,054	(149)	3,905	2,938
Inventories	726	21	747	701
Income tax receivable	49	–	49	14
Trade and other receivables	914	464	1,378	1,260
Derivative financial instruments	20	83	103	36
Other current financial assets	–	4	4	5
Cash and cash equivalents	766	32	798	612
Assets classified as held for sale	–	–	–	–
Current assets	2,475	604	3,079	2,628
TOTAL ASSETS	6,529	455	6,984	5,566

(in millions of euros)	At January 1, 2004			At December 31, 2004
	French GAAP	IFRS adjustments	IFRS	IFRS
Share capital	179	–	179	628
Additional paid-in capital	2,513	–	2,513	807
Other reserves	(567)	592	25	12
Deficit	(1,873)	(1,185)	(3,058)	(1,993)
Equity attributable to equity holders of Rhodia SA	252	(593)	(341)	(546)
Minority interests	23	4	27	25
Total equity	275	(589)	(314)	(521)
Borrowings	1,886	237	2,123	2,250
Retirement benefits and similar obligations	619	471	1,090	1,038
Provisions	194	(50)	144	216
Deferred tax liabilities	140	(29)	111	55
Other non-current liabilities	70	(20)	50	51
Non-current liabilities	2,909	609	3,518	3,610
Borrowings	1,447	392	1,839	721
Derivative financial instruments	102	102	204	49
Retirement benefits and similar obligations	56	2	58	74
Provisions	247	(4)	243	237
Income tax payable	29	–	29	38
Trade and other payables	1,464	(57)	1,407	1,358
Liabilities associated with assets classified as held for sale	–	–	–	–
Current liabilities	3,345	435	3,780	2,477
TOTAL EQUITY AND LIABILITIES	6,529	455	6,984	5,566

Rhodia – Notes to the financial statements for the year ended December 31, 2005	88

The income statement below has been voluntarily condensed to facilitate a summarized analysis of the impacts of the change in accounting standards.

(in millions of euros)	2004 French GAAP	IFRS reclassifications	Notes	IFRS adjustments	2004 IFRS before discontinued operations	Discontinued operations	2004 IFRS after discontinued operations
Net sales and other revenue	5,281	609	a	44	5,934	788	5,146
Cost of sales	(4,147)	(1,038)		(19)	(5,204)	(796)	(4,408)
Administrative and selling expenses	(534)	(43)		10	(567)	(54)	(513)
Research and development expenses	(156)	(15)		8	(163)	(25)	(138)
Restructuring costs	(232)	33		(4)	(203)	(34)	(169)
Depreciation and amortization of property, plant and equipment and intangible assets	(560)	560			–		–
Goodwill impairment		(150)		10	(140)	(80)	(60)
Other operating income/(expenses)		151		19	170	216	(46)
Operating profit/(loss)	(348)	107	b	68	(173)	15	(188)
Profit/(loss) from financial items	(263)	2	c	(9)	(270)	(3)	(267)
Other income/(expenses)	259	(259)			–		–
Share of profit of associates		(58)		(7)	(65)	(68)	3
Profit/(loss) before income tax	(352)	(208)		52	(508)	(56)	(452)
Income tax expense	(56)			(68)	(124)	(22)	(102)
Share of profits/(losses) of equity affiliates	(58)	58			–		–
Profit/(loss) from continuing operations	(466)	(150)		(16)	(632)	(78)	(554)
Profit/(loss) from discontinued operations			d		–	78	(78)
Goodwill impairment	(150)	150			–		–
Net loss	(616)			(16)	(632)		(632)
Minority interests	9				9		9
Net loss attributable to equity holders of Rhodia SA	(625)			(16)	(641)		(641)

Main reclassifications on the income statement

a)	Net sales

Other revenue for which the gross margin was previously deducted from operating expenses is now presented in part in net sales and in part in other revenue. The reclassification recorded in 2004 was to increase net sales and other revenue by €609 million.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	89

b)	Operating profit/(loss)

The following items of operating profit/(loss) were reclassified in accordance with IFRS:

•	Goodwill impairments of €(150) million,
•	Disposal gains of €244 million before reclassification to the separate line item “Discontinued operations”, and
•	Other non-recurring income and expenses not directly related to continuing operations of €(27) million.
c)	Profit/(loss) from financial items

The following items were reclassified to financial cost/income in accordance with IFRS:

•	Foreign exchange gains of €67 million,
•	Losses on sales of receivables of €(17) million, and
•	Losses on long-term investments of €(12) million,

These items were recorded as other income and expenses on the income statement under French GAAP.

d)	Discontinued operations

In accordance with IFRS 5 Non-current assets held for sale and discontinued operations, the net profit or loss from January 1, 2004 until the date of disposal of operations sold, along with the net profit or loss of operations held for sale, are reported on a separate line of the income statement under IFRS. On the 2004 income statement, a net loss of €(78) million was reclassified with respect to operations sold in 2004 and 2005 or operations that were held for sale at December 31, 2005 that met the criteria of IFRS 5.

Changes in equity:

(in millions of euros)	Notes	Equity at January 1, 2004	Net profit/(loss)	Other movements	Equity at December 31, 2004
French GAAP		252	(625)	443	70
Retirement and similar benefits (IAS 19)		(663)	47	8	(608)
Capitalization of development expenditures (IAS 37)		15	8	–	23
Property, plant and equipment – components approach for cost and replacement parts (IAS 16)		(18)	1	–	(17)
Impairment of property, plant and equipment (IAS 36)		(2)	(9)	–	(11)
Amortization and impairment of goodwill (IAS 36)		–	8	–	8
Financial instruments (IAS 39)		(7)	(2)	(3)	(12)
Gain/(loss) on disposals (IFRS 1)		–	8	(8)	–
Discounting		3	(3)	–	–
Other		(2)	(6)	(6)	(14)
Deferred taxes (IAS 12)		81	(68)	2	15
IFRS		(341)	(641)	436	(546)

Types of adjustments

•	Retirement and similar benefits

Rhodia – Notes to the financial statements for the year ended December 31, 2005	90

In the IFRS opening balance sheet, in accordance with the options allowed by IFRS 1, unamortized actuarial liabilities at January 1, 2004 were recognized in full in provisions with a corresponding reduction on equity of €663 million. The actuarial assumptions used for measuring these obligations under IFRS are identical to those used for measuring these obligations under French GAAP. In addition, Rhodia choose to apply the amendment to IAS 19 Employee benefits and to immediately recognize in equity actuarial gains and losses arising after January 1, 2004.

In the 2004 income statement, expenses recognized for retirement and similar benefits according to French standards were reduced by €36 million, corresponding to the cancellation of amortization of actuarial gains and losses that arose prior to January 1, 2004. In addition, the profit or loss from disposals and restructuring expenses were impacted by the recognition of actuarial gains and losses on the opening balance sheet. The net effect on the income statement associated with disposals and restructurings was €11 million for a total net effect of €47 million.

•	Development expenditures

Development costs are capitalized as intangible assets and amortized retrospectively whenever the criteria set forth in IAS 38 Intangible assets are met. At January 1, 2004, capital expenditure totaled €15 million. The net amounts capitalized are offset by a corresponding increase in opening equity. in the 2004 income statement, the positive effect on operating profit/(loss) was €8 million, corresponding to €10 million of new capitalized expenditures during the period, net of amortization of previously capitalized development expenditure.

•	Property, plant and equipment – Approach by components of cost and replacement parts

The useful life of certain items of property, plant and equipment has been revised following application of the component approach specified in IAS 16, Property, plant and equipment. The additional depreciation recognized at December 31, 2004 was €11 million. Furthermore, replacement parts with a useful life of more than one year, which are recorded in inventories under French GAAP were reclassified as property, plant and equipment under IFRS and are depreciated over their useful life. The additional depreciation recognized at December 31, 2004 was €6 million.

•	Impairment of assets

Property, plant and equipment:

Under French GAAP, the Group measures impairment of property, plant and equipment by comparing the net carrying amount of the assets to the undiscounted expected future cash flows from those assets. When this comparison indicates that an impairment loss is necessary, the amount booked for this purpose is the difference between net carrying amount and fair value, which is generally determined by the discounted cash flow method. In applying the principles of IAS 36 Impairment of assets, the Group recognized a cumulative impairment loss of €11 million at December 31, 2004, of which €9 million was charged in 2004. This additional impairment concerns primarily Rhodia Pharma Solutions.

Goodwill:

Under French GAAP, goodwill is amortized using the straight-line method over a maximum period of 40 years. In applying the principles of IAS 36, the Group recognized additional income of €17 million, corresponding to the cancellation of goodwill amortization recognized during the period under French GAAP. This impact was partially offset by an additional impairment of €7 million corresponding to the difference, between the two sets of accounting standards, in the net carrying amount of goodwill impaired in full during 2004. Furthermore, the cancellation of goodwill amortization on operations discontinued in 2004 was offset by a €2 million decrease in the disposal gain.

•	Financial instruments

Rhodia – Notes to the financial statements for the year ended December 31, 2005	91

Rhodia choose to apply IAS 32 and IAS 39 on financial instruments from January 1, 2004. Derivative instruments – interest rate swaps and futures contracts – are recognized at fair value at each period-end closing date. Accounting for derivatives in this way had the effect of reducing opening equity by €7 million. In the 2004 income statement, changes in the value of financial instruments had a positive impact of €1 million. In addition, the accounting for certain assets and liabilities using the amortized cost method, as required by IAS 39, increased finance costs by €3 million.

•	Gains or loss on disposal

In applying IFRS 1 First time adoption of International Financial Reporting Standards, resulted in a difference in the net carrying amount of discontinued operations due to the reclassification of cumulative translation differences to reserves for undistributed earnings and consequently changed the gain or loss on the 2004 disposals under IFRS.

•	Discounting

Non-current items on the consolidated balance sheet are discounted in order to take into account market assessments of the time value of money, where the effect is material. In the 2004 income statement, the impact of discounting was an expense of €3 million.

•	Asset securitization programs

In accordance with interpretation SIC 12 Consolidation – special purpose entities, Rhodia includes in its consolidated financial statements special purpose entities over which in substance the Group exercises control. In addition, in accordance with IAS 39 - Financial instruments receivables sold to a factor or as part of a sale of receivables agreement without special purpose entities are not derecognized if Rhodia retains substantially all of the risks and rewards associated with the transferred receivables or control of these receivables. In particular, receivables would not be derecognized whenever the transferor retains the risk that the customers will default.

In applying these standards and interpretations, the Group has recognized the receivables that were transferred on the balance sheet by recognizing a corresponding financial liability. At January 1, 2004 and December 31, 2004, the amount of receivables transferred, net of security deposits, totaled €412 million and €334 million, respectively. This consolidation had no effect on equity at January 1, 2004 and December 31, 2004.

•	Consolidation of joint ventures

In accordance with IAS 31, joint ventures are proportionately consolidated. This change of accounting method had no impact on equity and resulted in an increase of €194 million in total assets at January 1, 2004.

•	Share-based payment

The Group chose to use the exemption allowed under IFRS 1 and to recognize only share-based payment plans granted on or after November 7, 2002 but not yet vested at January 1, 2005. The adoption of this standard had an impact of less than €1 million in expenses on the 2004 income statement. This expense was offset by an increase in equity of the same amount.

•	Deferred tax assets

Net deferred taxes increased by €81 million at January 1, 2004 as a result of the various IFRS adjustments described above, mainly owing to the recognition of actuarial gains and losses on retirement and similar benefits in the opening equity. At December 31, 2004, the effect of deferred taxes associated with these adjustments was only €15 million. The decrease is due mostly to a downward revision during 2004 of the probability of recovery of deferred UK taxes. The entire amount of deferred tax assets and liabilities is presented as a non-current item on a separate line of the consolidated balance sheet.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	92

Impact of IFRS adjustments on the consolidated statement of cash flows

(in millions of euros)	2004 French GAAP	IFRS adjustments	2004 IFRS
Net loss attributable to equity holders of Rhodia SA	(625)	(16)	(641)
Cash flow from operating activities before changes in working capital	22	83	105
Net cash (used by)/from operating activities	(150)	157	7
Net cash (used by)/from investing activities	318	(21)	297
Net cash (used by)/from financing activities	(350)	(136)	(486)
Effect of foreign exchange rate changes	(4)	–	(4)
Change in cash and cash equivalents	(186)	–	(186)
Cash and cash equivalents at the beginning of the year	513	285	798
Cash and cash equivalents at the end of the year	327	285	612

The principal IFRS reclassifications and adjustments that have an impact on the cash flow statement are:

- the recognition as cash and cash equivalents short-term, highly liquid collective investments (within the meaning of the French market regulations) that are liquid and are readily convertible into cash and which are subject to an insignificant risk of changes in value and whose maturity is within three months at the date of acquisition,

- the reconsolidation of asset securitization programs,

- the capitalization of development costs, and

- the proportional consolidation of jointly controlled companies.

Cash flow provided from operating activities

The IFRS adjustments of cash flow are due mainly to:

- the inclusion of the cash flow of joint ventures of €37 million,

- the capitalization of development expenditures in intangible assets (presented as investments) for €10 million,

In addition to the adjustments of cash flow, the change in the receivables and payables of proportionately consolidated companies generated an increase of €10 million in cash provided by Group operating activities. In its IFRS opening balance sheet, Rhodia has also reconsolidated the receivables transferred under asset securitization programs by recognizing an offsetting financial liability. The change in the amount of receivables transferred between January 1 and December 31, 2004 generated an increase of €57 million in cash provided by operating activities.

Cash flow provided from investing activities

The main adjustments are due to:

- capitalization of development expenditure, which generated an increase in acquisitions of assets of €(10) million,

- reclassification of cash equivalents of acquired companies in net increase/(decrease) in cash and cash equivalents, and

- assets acquired by joint ventures for €(22) million.

Rhodia – Notes to the financial statements for the year ended December 31, 2005	93

Cash flow provided from financing activities

The reclassifications resulting from the reconsolidation of asset securitization programs (corresponding to the change in the amount of receivables sold between January 1 and December 31, 2004) and the change in method of accounting for joint ventures generated increases in net cash provided by financing activities of €(57) million and €(32) million, respectively. In addition, since accrued interest receivable is an integral part of debt, the change in its amount of €(42) million is presented in financing activities.

Change in cash and cash equivalents

The effect on cash at the beginning of the year (increase of €285 million) and the effect on cash at the end of the year (increase of €285 million) are primarily due to the reclassification of cash mutual funds to cash equivalents (€260 million at January 1, 2004 and €15 million in changes) and the change in method of accounting for joint ventures.

Impact of IFRS restatements on net debt

(in millions of euros)	At January 1, 2004	Change	At December 31, 2004
Net debt (French GAAP)	2,567	(638)	1,929
Finance leases	55	–	55
Securitized receivables	413	(79)	334
Proportional consolidation of joint ventures	169	(110)	59
IAS 32/39 (1)	16	(39)	(23)
Net debt (IFRS)	3,220	(866)	2,354

(1) includes reclassification of debt issuance costs (€(68) million at December 31, 2004), the adjustment due to measurement of derivative instruments (€(19) million at December 31, 2004) and the presentation of debt at amortized cost (including accrued interest receivable in the amount of €(4) million at December 31, 2004).

Rhodia – Notes to the financial statements for the year ended December 31, 2005	94

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2006	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer